UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2007

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

edp

Financial Results 1Q2007

Investor Relations Department

Miguel Viana, Head of IR

Elisabete Ferreira

Ricardo Farinha

Phone: +351 21 001 2834 Fax: +351 21 001 2899 Email: ir@edp.pt Site: www.edp.pt

Reuters: EDP.LS / EDP.N Bloomberg: EDP PL / EDP US

Lisbon, 3 May 2007

EDP - Energias de Portugal, S.A. Headquarters: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Table of contents

1Q2007 Performance

EDP Share Performance

Consolidated Financial Statements

EBITDA Overview

Capital Expenditures

Cash Flow

Financial Debt and Provisions for Social Benefits

Financial Income/(Expense) & Minority Interests

Business Areas

Iberian Electricity Market

Iberian Generation & Supply

Wind Europe (NEO)

Distribution in Portugal

Distribution in Spain

Regulated Gas

Liberalized Gas

Brazil: Energias do Brasil

Financial Statements & Annex

1Q2007 Performance

Results Summary (€ m)	1Q2007	1Q2006	Δ 07/06
Gross Profit	1,141.7	1,011.9	12.8%
Operating Costs	436.9	437.3	-0.1%
EBITDA	704.8	574.6	22.7%
EBIT	461.4	340.2	35.6%
Net Profit	241.4	237.1	1.8%
Net Debt	8,756.6	9,283.1	-5.7%

Operating Data	1Q2007	1Q2006	Δ 07/06
Electricity:			
Installed Capacity (MW)	13,579	12,660	+920 MW
Generation (GWh)	14,182	12,153	16.7%
Distribution (GWh)	20,681	20,509	0.8%
Retail (GWh)	20,881	20,764	0.6%
Clients (thousand)	9,706	9,555	+150 th
Gas:			
Distribution (GWh)	7,071	7,474	-5.4%
Retail (GWh)	7,171	6,873	4.3%
Clients (thousand)	766	798	-33 th
Employees (Group)	13,244	14,333	-1,089

Consolidated EBITDA of €705m in 1Q07, a 23% YoY growth. This sound growth was firstly supported on the improvement of market activities in Iberia, which highlights EDP's successful hedging strategy over its market operations, and secondly on the EBITDA and cash flow improvements from our regulated distribution activities in Portugal, Brazil and Spain following lower energy costs and higher tariffs to enable the recovery of higher costs incurred in past periods. **Consolidated net profit amounted to €241.4m in 1Q07, a 1.8% growth YoY**, without any material non recurrent items in 1Q07. Note that 1Q06 net profit included €103m of non-recurrent financial gains with an interest rate SWAP which was linked to the CMECs.

In a period of adverse market environment, EDP managed to improve significantly the profitability of its liberalized generation & supply activities in the Iberian market. Generation & supply EBITDA showed a 20% growth to €303m, due to a successful natural hedging strategy between liberalized generation and supply activities and a 26% increase, to €56.9/MWh in 1Q07, of our average supply price in Iberian markets. This impressive performance highlights the focus of EDP on the preservation of the low risk profile of its business portfolio and of the high quality of EDP's commercial platform in the Iberian energy retail market.

The output of our liberalized electricity plants in the Iberian market fell just by 6% YoY, reflecting the maintenance of high load factors in our coal plants and the reduction of load factors in our CCGT plants. For the remaining 9 months of 2007, EDP has already contracted and hedged 80% of its expected liberalized generation output at an average price above €50/MWh. For 2008, EDP has already contracted 15% of the expected liberalized generation output at an average price above €55/MWh.

Regulated distribution activities in Portugal, Brazil and Spain benefited from tariff increases, to enable the recovery of higher electricity costs incurred in previous periods, and from lower electricity procurement costs in 1Q07. These issues provided a strong improvement of cash flow levels from these activities and allowed EDP to reduce the amount of regulatory receivables in the three regulated systems from €613m in Dec-06 to €583m in Mar-07.

EDP's wind gross installed capacity in Europe increased to 1,616MW in Mar-07, in line with the delivery schedule of our wind farms development pipeline. EBITDA grew by 40% YoY to €55m, following a 61% increase of installed capacity, a 26% decline in average wind power selling tariffs in Spain and an increase of our average wind load factor in Spain from 30% to 35%, which reflects the high quality in terms of wind resources, of the wind farms that EDP put into operation over the last 12 months.

Energias do Brasil contributed with an EBITDA of €159m, which represents a 50% YoY growth supported essentially on the recovery through tariffs of higher electricity procurement costs incurred in past periods - a trend that is expected to continue over 2007 - and on the increase of hydro generation capacity, which doubled to 1,018MW in Mar-07.

Operating costs at consolidated level remained under control, benefiting from the fist time deconsolidation of ONI telecom business, and with positive prospects on improvement, following the ongoing implementation of the efficiency corporate-wide OPEX program.

Net debt fell 6% QoQ to €8,756m in Mar-07, reflecting the strong growth of EDP's core business free cash flow generation. Consolidated capex rose 8% YoY to €210m, with expansion investments representing 60%. Consolidated capex is expected to increase even more significantly over the next quarters, following our 2007-2010 capex plan of €7.6bn (weight close to 50% of wind and hydro power investments) and also the expected acquisition of US wind operator Horizon.

- 3 -

EDP Share Performance

YTD EDP Stock Performance on Euronext Lisbon

4.60 4.40 4.20 4.00 3.80 3.60 3.40

3.20 Dez-06

Jan-07 Fev-07 Mar-07 Abr-07

EDP

Iberian Electricity & Gas DJ Euro Stoxx Utilities

EDP Stock Market Performance

YTD

52W

2006

(03-05-2007)

EDP Share Price (Euronext Lisbon - €)

Close

3.99

3.99

3.84

Max

4.41

4.41

3.86

Min

3.79

2.80

2.58

Average

4.06

3.59

3.14

EDP’s Liquidity in Euronext Lisbon

Turnover (€ m)

7,886.0

16,284.0

12,971.6

Average Daily Turnover (€ m)

89.6

62.4

49.9

Traded Volume (million shares)

1,941.6

4,529.8

4,128.0

Avg. Daily Volume (million shares)

22.1

17.4

15.9

EDP Market Value

Market Capitalisation (€ million)

14,589.6

—

14,041.1

Enterprise Value (€ million)

24,317.5

—

24,269.9

EDP’s Main Events - 1Q2007

Jan-17 - EDP informs about preliminary conversations with Sonatrach in relation to the natural gas business activities

Feb-15 - EDP and Caja Madrid reinforce cooperation for renewable energies in spain

Feb-16 - The Portuguese Government announced the approval of a legislative package for the electric system and presented a set of measures to be adopted in areas of relevance for EDP’s power generation activities

Feb-19 - UBS AG notifies EDP of a 2.36% ownership in EDP’s share capital

Feb-21 - UBS AG notifies EDP of a 1.83% ownership in EDP’s share capital

Feb-23 - Pictet Asset Management notifies EDP of a 2.86% ownership in EDP’s share capital

Feb-28 - CGD changed imputation of the qualified holding in EDP’s share capital

Mar-06 - EDP sells a 5% stake in REN

Mar-27 - Acquisition of Horizon Wind Energy (leading developer, owner and operator of wind power generation in the United States) by EDP

Apr-02 - Sonatrach acquires a 2.035% ownership interest in EDP’s share capital

Apr-04 - ANEEL approves an 8.05% tariff increase at enersul’s annual tariff readjustment process

Apr-11 - EDP and Sonatrach sign a potential partnership

Apr-13 - EDP’s Annual General Shareholders Meeting

Apr-13 - Resignation and appointment of Chairman and Vice-chairman of Shareholders’ General Meeting

Apr-13 - Appointment of Sonatrach as a Member of the General and Supervisory Board

May-04 - EDP pays a €0.11 gross dividend per share (financial year 2006)     - 4 -

Consolidated Financial Statements

The financial statements presented in this document are non-audited.

Consolidated Income Statement (€ m)	1Q2007	1Q2006	Δ 07/06
Electricity Sales	2,425.8	2,421.8	0.2%
Other Sales	410.6	259.6	58.2%
Services Provided	34.9	78.6	-55.6%
Operating Revenues	**2,871.3**	**2,760.1**	**4.0%**
Electricity & Gas	1,144.5	1,243.5	-8.0%
Fuel	239.6	292.6	-18.1%
Materials and goods for resale	345.4	212.1	62.8%
Direct Activity Costs	**1,729.5**	**1,748.2**	**-1.1%**
Gross Profit	**1,141.7**	**1,011.9**	**12.8%**
Gross Profit/Revenues	39.8%	36.7%	3.1 pp
Supplies and services	155.3	167.8	-7.5%
Personnel costs	144.1	141.9	1.5%
Costs with social benefits	24.1	18.1	32.7%
Concession fees	55.0	53.0	3.8%
Other operating costs (or revenues)	58.5	56.5	3.6%
Operating costs	**436.9**	**437.3**	**-0.1%**
EBITDA	**704.8**	**574.6**	**22.7%**
EBITDA/Revenues	24.5%	20.8%	3.7 pp
Provisions for risks and contingencies	14.3	8.3	72.0%
Depreciation and amortisation	254.6	250.8	1.5%
Comp.of subsidised assets' depreciation	(25.4)	(24.7)	-2.9%
EBIT	**461.4**	**340.2**	**35.6%**
EBIT/Revenues	16.1%	12.3%	3.7 pp
Capital gains/(losses)	(0.0)	2.7	-
Financial income/(expense)	(86.1)	(9.1)	-848.7%
Income/(losses) from group and associated companies	6.9	34.9	-80.1%
Pre-tax profit	**382.2**	**368.7**	**3.7%**
Income taxes	106.1	107.9	-1.7%
Discontinued Activities	-	-	-
Minority interests	34.7	23.7	46.5%
Net Profit	**241.4**	**237.1**	**1.8%**

Assets (€ m)	1Q2007	2006
Tangible assets, net	15,154	15,082
Intangible assets, net	3,956	3,722
Financial investments, net	1,021	1,024
Inventories	199	229
Accounts receivable - trade, net	1,592	1,593
Accounts receivable - other, net	1,811	2,051
Financial assets available for trading	121	116
Cash and cash equivalents	630	753
Deferred Tax (asset)	919	898
Total assets	**25,403**	**25,469**

Shareholders' equity (€ m)	1Q2007	2006
Share capital	3,657	3,657
Own shares and share premium	480	487
Earnings and other reserves	1,698	1,445
Minority interest	971	946
Shareholders' equity	**6,806**	**6,535**

Liabilities (€ m)	1Q2007	2006
Long-term debt & current portion of long-term debt	8,599	1,528
Short-term debt	908	8,625
Provisions	2,157	2,159
Hydrological correction account	209	199
Accounts payable - net	6,158	5,866
Deferred Tax (liability)	565	557
Total liabilities	**18,597**	**18,934**
Total liabilities and shareholders' equity	**25,403**	**25,469**

- 5 -

EBITDA Overview: Consolidated EBITDA up 22.7%

EBITDA (€ m)	1Q2007	1Q2006	% Δ	Abs. Δ
IBERIAN MARKET *	565.7	475.4	19.0%	90.3
Generation & Supply	302.5	253.0	19.6%	49.5
Wind Europe (NEO)	55.1	39.4	39.8%	15.7
Distribution	173.8	163.2	6.5%	10.6
Gas	52.5	23.7	121.8%	28.8
Brazil	159.2	106.1	50.1%	53.1
Other & Adjustments	(38.2)	(10.8)	-253.8%	(27.4)
Consolidated	**704.8**	**574.6**	**22.7%**	**130.3**

EBITDA 1Q2007


Generation & Supply (Iberia)
42%
7%
Wind Europe (NEO)
23%
Distribution (Iberia)
7%
Gas (Iberia)
21%
Brazil

Consolidated EBITDA by Quarters 1Q06 - 1Q07


€m
575
492
636
576
705
1Q2006
2Q2006
3Q2006
4Q2006
1Q2007

* Includes "Other & Adjustments" in the Iberian Market

Iberian market generation & supply: EBITDA grew 19.6% YoY. Liberalized generation and supply activity showed a 177% increase of EBITDA to €104m in 1Q07, reflecting a decline of energy sourcing costs, a 6% decline of generation output and a 26% YoY increase of average supply price to €56.9/MWh. Contracted generation activity, which includes PPAs and special regime generation (excluding wind) showed a 9% YoY decline of EBITDA to €196m, reflecting a one-off decline of PPAs energy margin which fell from €8m positive in 1Q06 to €9m negative in 1Q07, due to existing inventories of fuel-oil purchased at high market prices over the 2H06, but consumed in 1Q07, a period of significantly lower fuel-oil market prices.

Wind Europe (NEO): EBITDA grew by 39.8% reflecting the 61% increase of consolidated installed capacity to 1,229MW, the increase of average load factor from 29% to 32%, the decrease of the average tariff by 19.6% to €78/MWh, and a 6.2% decline of operating costs.

Regulated Electricity Distribution in Iberian Markets: Regulated electricity distribution in Portugal showed a 3.2% YoY decrease to €150m, reflecting a €15m tariff deviation to be returned and an increase of operating costs related to the grid's O&M. In regulated distribution in Spain, EBITDA grew 143% to €21m, reflecting the end of the RD 03/2006 negative impact in the activity and the 26% increase of distribution regulated revenues in 2007.

Gas Regulated and Liberalized Activities: Gas distribution and transmission regulated activities showed a 23% increase of EBITDA to €41m reflecting the full consolidation of Portgás and Gasnalsa in 1Q07, the 6% increase of the number of supply points and the 5% growth of the gas network extension. In the liberalized gas procurement and supply business EBITDA improved from €4m negative in 1Q06 (including a €15m negative impact from non recurrent gas purchases in the spot market) to €12m in 1Q07, reflecting the increase both in terms of volumes and gross margin per MWh.

Brazil: Energias do Brazil EBITDA contribution rose by 50% to €159m in 1Q07. The 5% YoY devaluation of the Brazilian Real against the Euro, had a negative impact of €9m at the EBITDA level. Per business area, EBITDA in electricity distribution rose by 48% YoY to €126m, reflecting essentially the recovery through tariffs in 1Q07 of €50m of regulatory receivables accumulated in previous years due to higher than expected electricity procurement costs. EBITDA in generation rose by 102% YoY to €34m, reflecting the 2x growth of installed capacity to 1,018MW in Mar-07.

Other & Adjustments: The increase of the negative contribution to the EBITDA line for "other & adjustments" is related to one-off adjustments which should be diluted in the next quarters.

Consolidated EBITDA: Overall, EDP reported a consolidated EBITDA of €705m in 1Q07, a 23% growth YoY and a 22% increase QoQ. Note that 1Q07 EBITDA represents an historical-high quarterly EBITDA for EDP, without any material non-recurrent impact.

- 6 -

Capital Expenditures

CAPEX (€m)	1Q2007	1Q2006	Δ 07/06
Existing Plants	4.9	1.9	153.3%
New Plants	3.8	12.0	-68.7%
Environmental	0.8	7.4	-89.6%
Supply	0.1	0.0	254.8%
Portugal	**9.6**	**21.4**	**-55.0%**
Existing Plants	2.0	3.5	-43.1%
New Plants	10.6	13.3	-20.3%
Environmental	7.4	18.0	-59.1%
Supply	0.0	0.0	-12.9%
Spain	**20.0**	**34.9**	**-42.6%**
Iberian Generation & Supply	**29.6**	**56.3**	**-47.3%**
Wind Europe	**91.7**	**15.2**	**504.5%**
Distribution grid	53.6	70.8	-24.3%
Other	8.7	6.9	26.1%
(-) Investment subsidies	16.7	27.8	-39.8%
Portugal	**45.5**	**49.8**	**-8.6%**
Distribution grid	8.4	9.0	-6.3%
(-) Investment subsidies	6.5	1.6	298.5%
Spain	**1.9**	**7.3**	**-73.9%**
Iberian Distribution	**47.4**	**57.2**	**-17.0%**
Distribution network	1.7	1.4	24.0%
Other	1.8	0.5	283.7%
Portugal	**3.6**	**1.9**	**89.6%**
Distribution network	4.7	2.9	60.3%
Other	0.5	1.1	-51.0%
Spain	**5.2**	**4.0**	**30.3%**
Iberian Gas	**8.8**	**5.9**	**49.2%**
Iberian Core Business	**177.6**	**134.5**	**32.0%**
Generation	8.1	24.0	-66.4%
Distribution	23.5	29.2	-19.7%
Supply & Other	0.0	0.1	-89.6%
Brazil	**31.5**	**53.3**	**-40.8%**
Other	**1.0**	**7.6**	**-87.5%**
EDP Group	**210.1**	**195.4**	**7.5%**

• **Consolidated capex amounted to €210m in the 1Q07, up 7.5% YoY,** reflecting a 32% increase in capex at our Iberian Core Business. In the 1Q07, about 63% of EDP Group's capex was invested in the expansion of our intalled capacity, namely in new wind farms and in new CCGTs in Spain ad Portugal (Castejón 2, Soto 4 and Lares 1). These investments will enable the medium term growth of our business. It is also worth mentioning that about 80% of EDP Group's capex was related to regulated businesses, which present a low risk of return on investments, such as renewable energies, Iberian electricity and gas distribution and generation under PPA.

• **Iberian Generation and Supply** – Capex at our generation business in Portugal for the 1Q07 is related to: a) the beginning of construction works at Lares I CCGT (400 MW) – expected to start operations by the end of 2009; and b) the repowering of hydro plants Bemposta II (231 MW) and Picote II (178 MW) – expected to start operations in 2011. In Spain, EDP continued the construction of the Castejón 2 CCGT (400 MW) – expected to start operations by Dec-07 - and Soto 4 CCGT (400 MW) – expected to start operations in the 3Q08. Note that there have been some delays in the invoicing of these investments in both Portugal and Spain and even though investment in new power plants only amounts to €14.4m in the 1Q07, for the full year, investment at Lares I, Picote II and Bemposta II is expected to amount to some €130m and investment at Castejón 2 and Soto 4 CCGTs is expected to amount to €165m. Regarding environmental investments, the decrease in capex for the reduction of SO_2 and NO_x emissions also reflects some delays in the invoicing of such investments. Until the end of 2007, environmental investments should total some €120m.

• **NEO – Wind Europe** – In the 1Q07, NEO's capex in wind capacity amounted to €91.7m, most of which was invested in the construction of wind farms that are expected to enter into operations this year. It is worth mentioning that capex in wind capacity tends to be concentrated in the 3Q and 4Q of the year. NEO is forecasting total capex in wind capacity of about €730m for year 2007. Currently, NEO has 532 MW under construction, out of which 466 MW are expected to enter into operations until the end of 2007 and 66 MW in 2008. As of Mar-07, works in progress at NEO amounted to €647m.

• **Iberian Distribution** – In the 1Q07, capex at our Iberian distribution business amounted to €47.4m, mostly targeting the improvement of quality of service at our distribution networks. In Portugal, following the significant investments made in recent years at the distribution grid to improve service quality and favourable weather conditions, Equivalent Interruption Time (EIT) stood at 29 min in 1Q07, which compares with 36 min. in the 1Q06 (adjusted for non-recurring effects). In Spain, EIT stood at 31 min in the 1Q07 (only 2 min. above 1Q06 figure).

• **Iberian Gas** – In the 1Q07, capex amounted to €8.8m, up €2.9m YoY, out of which 73% was spent in the expansion of the gas distribution network (+335 Km). The balance is related to the transmission network in Spain, marketing campaigns, new customers meter readings and revamping of facilities from LPG to NG.

• **Brazil** – Energias do Brasil capex in euro terms decreased 40.8% YoY, mostly due to the conclusion of the construction works at Peixe angical hydro Plant, which last unit started industrial service in the 3Q06. In 2007, with the start of operations of São João Hydro Plant, Energias do Brasil will increase its installed capacity by another 25 MW. Furthermore, the company already announced the future construction of Santa Fé hydro plant (29 MW), which is expected to start operations in 2009. Capex at distribution activity, which accounted for 74% of Energias do Brasil total capex, relates to the extension and improvement the distribution network in the concession areas of Bandeirante, Escelsa and Enersul.

- 7 -

Cash Flow

Operat. Cash Flow by Business Area (€ m)	1Q2007	1Q2006	Δ 07/06
IBERIAN MARKET			
Generation & Supply	268.3	258.7	3.7%
NEO - Renewable Energy	(32.7)	31.4	-
Distribution	259.7	(75.2)	-
Gas	75.1	20.5	266.8%
Brazil	119.1	82.0	45.2%
Hydro Correction Account	8.9	(49.1)	-
Other	(43.7)	(16.7)	-162.4%
EDP Group Operating Cash Flow	**654.8**	**251.6**	**153%**

Consolidated Cash Flow (€ m)	1Q2007	1Q2006
Net Profit	**241.4**	**237.1**
Depreciation	244.3	241.6
Compensation of subsidised assets' depreciation	(25.4)	(24.7)
Concession rights' amortisation	10.5	9.1
Net provisions	54.1	4.7
Interest hydro account	2.0	1.0
Forex differences	(5.0)	(7.7)
Net Income from Associates and other Investments	(6.9)	(34.9)
Deferred taxes	(3.8)	28.5
Minority interests	34.7	23.7
Other adjustments	(3.8)	(62.1)
Net financial interest	99.4	99.0
Operat. Cash Flow before Working Capital	**641.4**	**515.4**
Change in operating working capital	4.4	(215.8)
Hydro correction	8.9	(49.1)
Operating Cash Flow	**654.8**	**250.5**
Capex	(210.0)	(196.0)
Net Operating Cash Flow	**444.8**	**54.5**
Divestments of fixed assets	235.0	583.7
Net financial investments	-	(4.1)
Financing of 6.08% of Spanish Tariff Deficit	(14.9)	(71.0)
Tariff Deficit of EDP Distribuição	(12.3)	-
Net financial interest paid	(93.8)	(99.0)
Dividends received from Associates and other Investments	-	-
Dividends paid	0.0	-
Other non-operating changes	(32.3)	(130.9)
Decrease/(Increase) in Net Debt	**526.5**	**333.2**

Net Financial Investments (€ m)	1Q2007	1Q2006
FINANCIAL INVESTMENTS	**-**	**4.1**
Renewables	-	4.1
FINANCIAL DIVESTMENTS	**235.0**	**583.7**
ONI (100%)	80.3	-
REN (5%)	53.4	-
Desa (20%)	97.1	-
Galp	-	576.4
Others	4.2	7.3
Net Financial Investments	**(235.0)**	**(579.6)**

EDP Group's cash flow in the period enabled a €526.5m reduction in net debt vis-à-vis the YE2006. Such reduction is explained by:

a) an increase in operating cash flow to €654.8m;

b) the €8.9m hydro correction receivement from REN during 2007 following a dry period (hydro coefficient of 0.89 in the 1Q2007);

c) financial divestments of €235.0m as showed above;

which was partly offset by:

d) the financing by HC Energia of 6.08% from the 2007 tariff deficit in the Spanish regulated system (€14.9m);

e) the financing by EDP Distribuição of the 2007 tariff deficit in the Portuguese regulated system (€12.3m);

- 8 -

Financial Debt and Provisions for Social Benefits

Financial Debt Allocation by Business Area (€ m)

1Q2007 YE2006 IBERIA

Generation & Supply

2,659.1 2,139.9 NEO - Renewable Energy 2,114.9 2,107.3 Distribution 1,785.0 2,169.8 Gas (420.5)

(360.0) Brazil 1,128.5 1,102.9 EDP SA & Adjustments 2,262.3 2,988.1 Sub-Total 9,529.3 10,147.9

Fair Value on Hedged Debt (21.8) 5.1 Total Financial Debt 9,507.5 10,153.0 Cash and cash equivalents

751.0 869.9 EDP Consolidated Net Debt 8,756.6 9,283.1 Regulatory Receivables (€ m) 1Q2007 YE2006

Portugal (1) 217.6 212.3 Spain 169.0 154.0 Brazil (1) 196.2 246.5 Regulatory Receivables 582.7

612.8 Nominal Financial Debt by Company (€ m) 1Q2007 YE2006 EDP S.A. and EDP Finance BV 7,447.2

8,044.2 EDP Produção 23.0 23.6 EDP Comercial —   —   NEO Energía 558.9 579.3 EDP Distribuição

—   —   Portgás 108.3 113.0 HC Energia     200.0     213.3     Energias do Brasil     1,055.0     1,018.7     Other

30.7 21.3 Nominal Financial Debt 9,423.0     10,013.3     Accrued Interests on Debt     106.3     134.7     Nominal Financial Debt + Accrued Interests     9,529.3 10,147.9 Provisions for Social Benefits (€ m)     1Q2007     2006     Pensions (2)     974.0

1,010.3 Medical Care     767.4     760.7     Total     Debt Ratings     S&P     Moody’s     Fitch     EDP SA & EDP Finance BV

A/CW-/A1 A2/CW-/P1     A/CW-/F1     HC Energia     A3/CW-/P2     A-/CW-/F2     Bandeirante     brA-/Stab     Ba3/A3.br/Stab

Escelsa BB-/brA-/Stab Ba3/A3.br/Stab Enersul brA/Stab Ba3/A2.br/Stab 1,741.4 1,771.0

(1) Tariff deficits and tariff deviations to be recovered in the following years through tariffs

(2) Pension include the Provision for the HR Restructuring Program costs of EDP Distribuição, which are being recovered through the tariffs     (3) Nominal Value Med./Long term Debt (3) Debt by Currency (3) Variable Hedged BRL 0.1% USD

Fixed 8% 11% 35% 1% 56% 88.9%    Short Term Euro Variable Un-Hedged Debt Maturity (€ m) (3) 2,000

EDP SA & EDP Finance BV Other 1,800 1,600 1,400 1,200 1,000 800 600 400 200 0 2007 2008 2009 2010 2011 2012 2013 2014

2015 > 2015 - 9 -

Financial Income/(Expense) & Minority Interests

Financial Results (€ m)	1Q2007	1Q2006	Δ 07/06
Investment income	0.0	0.0	-
Financial Investments Gains/(Losses)	**0.0**	**0.0**	**-**
Net financial interest paid	(106.2)	(92.6)	-14.7%
Net foreign exchange differences	5.0	7.7	-34.5%
Other Financials	15.1	75.8	-80.1%
Financing Gains/(Losses)	**(86.1)**	**(9.1)**	**-847.8%**
Financial results	**(86.1)**	**(9.1)**	**-848.7%**

Income from Equity Method (€ m)	1Q2007	1Q2006	Δ 07/06
REN (30%)	-	26.3	-
Edinfor (40%)	(1.8)	1.5	-
Setgás (19.8%)	0.9	0.2	243.5%
CEM (22%)	1.7	1.5	10.7%
Turbogás (40%)	3.3	3.2	1.7%
HC's subsidiaries	0.1	0.7	-92.7%
NEO's subsidiaries	0.8	1.0	-15.8%
Other	2.9	2.1	37.3%
Income from group & associated companies	**6.9**	**34.9**	**-80.1%**



Financial Results
€ m
1Q2006
Net Interest Paid
Net Forex Differences
Fair Value on Derivatives
Other
1Q2007
-9.1
-13.6
+6.6
(1)
-102.8
+32.8
-86.1

• **Financial results at EDP Group reflect:**

a) a 14.7% increase in **net financial interests paid** on the back of a 80 bp increase in EDP Group's average cost of debt (5.0% in the 1Q07 vs. 4.2% in the 1Q06), following the increase of interest rates in the period;

b) a sharp decrease of **other financials**. The 1Q06 includes two significant items with opposite effects: i) following the increase in interest rates, the €118m negative impact of the mark-to-market recorded at YE2005 related to the fair value of the derivative contracted to hedge the effect of interest rate changes on the NPV calculation of value of the CMEC was almost fully reverted, in the amount of €103.5m; and ii) EDP booked a €44.2m provision related to guarantees EDP gave for Electra's financing, in which EDP assumed 60% of the total amount of the responsibility. Excluding these impacts from the 1Q06, other financials would have decreased by a mere €1.5m YoY. Other financials also include a €17m gain in the 1Q207, vs. €5m in the 1Q06, related to hedging operations in energy markets associated to the liberalised generation and supply activity.

• **Income from group and associated companies** amounted to €6.9m in the 1Q07, down from €34.9m in the 1Q06. EDP recently agreed the disposal of a 20% stake in REN and as a consequence, our stake in the company is no longer consolidated through the Equity Method. Note that the conclusion of this operation is pending REN's IPO as the value of each block of shares to be sold will be based on the price of the IPO and on the evolution of the market price of these shares during the first trading months.

(1) Net Forex Differences in chart were adjusted for hedge instruments accounted in "Other Financials"

- 10 -

edp

Business Areas

Iberian Electricity Market

Energy Balance (GWh)	Portugal 1Q2007	Portugal 1Q2006	Portugal Δ 07/06	Spain 1Q2007	Spain 1Q2006	Spain Δ 07/06
Hydro	3,871	2,297	68.6%	8,857	5,705	55.3%
Nuclear	-	-	-	15,743	16,070	-2.0%
Coal	2,919	3,495	-16.5%	16,798	18,506	-9.2%
CCGT	1,912	2,721	-29.7%	13,965	16,066	-13.1%
Fuel/Gas/Diesel	594	878	-32.3%	553	1,832	-69.8%
Own consumption	-	-	-	(2,097)	(2,364)	11.3%
(-)Pumping	(160)	(137)	-16.8%	(1,229)	(1,463)	16.0%
Conventional Regime	9,136	9,254	-1.3%	52,590	54,352	-3.2%
Wind	1,076	635	69.4%	7,474	5,339	40.0%
Other	1,843	1,549	19.0%	7,833	8,354	-6.2%
Special Regime	2,919	2,184	33.6%	15,307	13,693	11.8%
Import / (Export) net	1,189	1,777	-33.1%	(407)	(1,748)	76.7%
Gross demand (before grid losses)	**13,244**	**13,215**	**0.2%**	**67,491**	**66,297**	**1.8%**
Adjusted to temperature and working days			2.6%			5.0%
Regulated System	11,887	10,529	12.9%	52,680	48,131	9.5%
Liberalized Market	1,231	2,665	-53.8%	14,811	18,156	-18.4%

In 1Q07 electricity demand in the Iberian market showed a moderated growth of 1.5% YoY, penalized by warm temperatures in the period. Adjusted to working days and temperature, gross electricity demand grew by 5% in Spain and 2.6% in Portugal. On the supply side, hydro production rose by 59% YoY following a rainy 1Q07, although still below the historical average. The installed capacity in the Iberian market rose by 7% YoY in the period, supported by the 17% YoY increase of wind power capacity and the 28% YoY growth of CCGT capacity. The wind power output rose by 43%, driven both by the referred increase of wind installed capacity but also the increase in average wind load factors in the period. The moderate demand growth and strong increase in hydro and wind production led to a significant decline of thermal generation output, and namely a strong decline of load factors in fueloil plants and CCGTs. The lower use of the generation technologies with higher marginal costs, together with the decline of oil, gas and CO2 prices led to a 43% YoY decline of weighted average realized price in the spot market in the period.

Over the 1Q07, prices in the Iberian electricity forward market (OMIP) for the rest of 2007 recorded a significant decline, while prices for 2008, the first year of the 2008-2012 period CO2 Emissions Trading Scheme (ETS) continue to indicate price levels above €50/MWh.

Volumes of electricity sold to retail customers in the market fell by 54% in Portugal and by 18% in Spain, reflecting the significant transfer over 2006 of electricity consumers from the liberalized market to the regulated supply tariff systems, due to lower retail tariffs vs. electricity retail prices. This volume decline was higher in Portugal than in Spain given that the more efficient Portuguese tariff system does not give much room to liberalized suppliers to make competitive offers to their customers when competing with the regulated tariff.

Over the next quarters the market should be marked by the increase of wind and CCGTs installed capacity and by the transfer of a significant part of regulated electricity purchases from the spot market (in Spain) into a new quarterly auctions system, with the first one taking place on June 20th.

Installed Capacity Iberian Market (MW)	Iberian Peninsula 1Q2007	Iberian Peninsula 1Q2006	Iberian Peninsula Δ 07/06
Hydro	17,880	17,880	-
Nuclear	7,438	7,438	-
Coal	12,093	12,290	-1.6%
CCGT	20,338	15,874	28.1%
Fuel/Gas/Diesel	5,777	6,952	-16.9%
Wind	13,483	11,571	16.5%
Other Special Regime	11,662	11,196	4.2%
Total	**88,671**	**83,200**	**6.6%**

Weighted Average Realized Price in Spot Market (OMEL)



€ / MWh
100
75
50
25
76.9
44.0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
2006
2007

Price Curve Evolution Iberian Forward Market (OMIP)



€ / MWh
50
40
30
33.3
34.0
38.8
1 Week Ahead
1 Month Ahead
3 Months Ahead
38.8
46.8
46.4
50.2
2Q2007
3Q2007
4Q2007
2008
29-Dec-2006
29-Mar-2007

Hydro Coeficient



PORTUGAL
SPAIN
3
2
1
0
0.57
0.89
0.60
0.73
2006
2007

- 12 -

Contracted Generation in the Iberian Market: PPAs and Special Regime

Gross Profit (€ m)

1Q2007

1Q2006

D07/06

PPA Capacity Charge

231.1

231.6

-0.2%

PPA Energy Charge

81.5

114.9

-29.1%

1.1

1.7

-35.7%

Steam (Barreiro) & Ashes revenues Coal

51.7

45.8

12.7%

Fuel oil

36.2

57.1

-36.5%

Natural Gas

0.2

0.1

25.5%

Gas Oil

0.1

0.1

-5.0%

Electricity Autoconsumption & Materials

3.4

5.1

-34.6%

(-) Direct Costs

91.5

108.3

-15.5%

PPA Energy Margin

(8.9)

8.3

—

Gross Profit PPAs

222.2

239.9

-7.4%

Cogeneration

5.1

5.8

-12.3%

Mini-Hydro

5.4

4.5

22.1%

Biomass

0.4

0.4

—

Gross Profit Special Regime

11.0

10.7

2.5%

Operating Costs

37.4

35.5

5.5%

EBITDA

195.7

215.1

-9.0%

Depreciation & Provisions

53.5

47.6

12.4%

EBIT

142.3

167.6

-15.1%

Real/Contracted Availability Factor (Km)

1Q2007

1Q2006

D07/06

Hydro Plants

1.03

1.04

-0.5%

Thermal Plants

1.08

1.06

1.9%

Electricity Generation Output (GWh)

1Q2007

1Q2006

D07/06

Hydro Plants

3,680

2,160

70.4%

Thermal Plants

2,996

3,249

-7.8%

Sines

2,402

2,371

1.3%

Setúbal

454

771

-41.2%

Carregado

99

72

37.9%

Barreiro

41

34

20.2%

Tunes

0

0

-71.5%

Total PPAs

6,676

5,409

23.4%

Cogeneration Portugal

195

194

0.5%

Cogeneration Spain

181

141

28.4%

Mini-Hydro Portugal

72

56

28.6%

Biomass Portugal

7

7

-4.1%

Total Special Regime

455

398

14.3%

Special Regime Tariffs (€/MWh)

1Q2007

1Q2006

D07/06

Cogeneration Portugal

90

84

7.4%

Cogeneration Spain

72

95

-24.1%

Mini-Hydro Portugal

82

84

-2.3%

Biomass Portugal

102

97

4.9%

Our power plants contracted under long term Power Purchase Agreements (PPA) with REN (Portuguese electricity regulated system), grant to EDP a stable 8.5% ROA real before taxes over the lifetime of the contracts. Following an announcement by the Portuguese government on 16-Feb 07, after the term of the PPAs EDP should continue to operate its hydro plants in the market until the end of the plants’ useful life.

In 1Q07, PPA capacity charge remained flat due to a delay in recurrent inflation update, which is expected to take place in 2Q07 with retroactive impact. The availability factor of our PPA plants in the period continued clearly above levels contracted with REN, a fact that continued to contribute positively to our PPA capacity charge.

PPA energy margin fell from €8m positive in 1Q06 to €9m negative in 1Q07. PPAs establish that the pass-through of fuel costs should be done at reference market prices in the moment of fuel consumption. As a result, in 1Q07 EDP was penalized by existing inventories of fuel-oil purchased at high market prices over the 2H06, but consumed in 1Q07, a period of significantly lower fuel-oil market prices.

Our Sines coal PPA plant will have in 2Q07 a major contracted and programmed stoppage for large maintenance works and desulphurization investments. These investments should amount to aproximately €100m and according to Sines’ PPA contract will be also remunerated at a 8.5% ROA and fully depreciated over the lifetime of the contract.

Under the future CMECs system, which is expected to be in place in 2H07, EDP should sell in the market the electricity produced by its PPA plants. Nevertheless, this will not affect the economics of the plants which will retain a 8.5% ROA and a stable contracted gross profit until 2017, to be assured by the CMECs revisibility mechanism of the Portuguese tariff system.

Fuel Cost Diagram

1Q2006 / €MWh 1Q2007 / €MWh

80 70 66 69

70 60 60 50 50 40 14% 40 21%

30 22 30 19

20 20 10 91% 10 92% 24% 41%

0 0 0% 20% 40% 60% 80% 100% 0% 20% 40% 60% 80% 100%

- Hydro - Coal - Fuel/Diesel Load Factor (1)

(1) Load Factor: number of equivalent hours to the output of a power plant relative to the total number of hours in the period    - 13 -

Liberalised Electricity Generation and Supply in the Iberian Market

Financial Highlights (€ m)	1Q2007	1Q2006	Δ 07/06
Gross Profit - Liberalized Generation and Supply	**140.1**	**100.8**	**39.0%**
Generation in the market	136.3	186.9	-27.0%
Portugal	28.7	28.5	0.6%
Spain	107.7	158.4	-32.0%
Supply	3.8	(86.0)	-
Portugal	(1.0)	(20.0)	95.2%
Spain	4.8	(66.0)	-
Operating costs	36.5	63.5	-42.5%
EBITDA	**103.6**	**37.4**	**177.4%**
Depreciation and amortization	32.8	34.2	-4.0%
EBIT	**70.8**	**3.2**	2120.4%

Market Performance	1Q2007	1Q2006	Δ 07/06	1Q2007	1Q2006	Δ 07/06
	Output (GWh)			Variable Cost (€/MWh)		
Generation Output	**4,823**	**5,133**	**-6.0%**	**24.6**	**24.9**	**-1.0%**
CCGT	1,403	1,732	-19.0%	43.1	41.6	3.7%
Coal	2,619	2,638	-0.7%	21.9	20.7	5.5%
Hydro	467	434	7.6%	-	-	-
Nuclear	333	329	1.4%	3.0	3.0	-0.0%
Electricity Purchases & Other	**339**	**1,038**	**-67.4%**	**29.4**	**75.3**	**-61.0%**
			-			-
Electricity Sources	**5,161**	**6,171**	**-16.4%**	**25.0**	**34.2**	**-27.0%**
	Volume Sold (GWh)			Average Price (€/MWh)		
Grid Losses & Other	**109**	**147**	-			
Portugal	439	1,401	-68.7%	50.2	41.4	21.3%
Spain	2,272	2,342	-3.0%	58.2	47.6	22.2%
Retail	**2,711**	**3,743**	**-27.6%**	**56.9**	**45.3**	**25.7%**
Wholesale Spot Market	1,402	1,595	-12.1%	51.1	71.2	-28.2%
Wholesale Forward Market	939	686	37.0%	43.8	64.3	-31.8%
Total Volume	**5,161**	**6,170**	**-16.4%**	**52.6**	**54.3**	**-3.0%**

Load Factor	1Q2007	1Q2006	Δ 07/06
CCGT	41%	51%	-9.6 pp
Coal	79%	79%	-0.6 pp
Hydro	32%	30%	2.2 pp
Nuclear	98%	97%	1.3 pp

Number of Supply Clients	1Q2007	1Q2006	Δ 07/06
Number of Clients (th)	137.9	89.9	53%
Portugal	43.6	7.9	450%
Spain	94.2	81.9	15%

Our liberalized electricity generation and supply activities in the Iberian market, showed a 39% growth in integrated gross profit and a 1.8 times increase of integrated EBITDA, reflecting the successful generation & supply hedging strategy implemented over 2H06.

Liberalized generation output fell 6% YoY. Our Aboño and Soto imported coal fired plants maintained a high 80% load factor benefiting from the significant decline of costs with CO2 emissions. Load factors of our coal plants are expected to decrease in 2Q07, due to the programmed stoppage over 7 weeks of our 361MW 3rd group of our Soto plant for desulphurization upgrade. Our CCGT plants showed a significant decline of average load factor in 1Q07. In this period the electricity output from our CCGT plants was sold essentially in peak hours, at prices clearly above average baseload prices, allowing the maintenance of our CCGT realized gross profit per MWh at profitable levels. In 2Q07, following the seasonal decrease of hydro production in Portugal and the programmed stoppage of our Sines coal plant (operated under PPA) we expect an increase of the load factor our Ribatejo CCGT in Portugal (which represents 75% of our CCGT installed capacity in the Iberian market). Electricity sourcing costs fell by 27% YoY due to lower volumes and prices of purchases in the spot market.

Regarding electricity sales, in liberalized retail supply a successful repricing policy of the supply portfolio implemented over the 2H06, allowed EDP to increase its average net selling price by 26% YoY and to reduce its supply retail volume by 28% YoY. In Spain, the existence of significant levels of cross subsidisation in the tariff system allowed a 22% increase of net supply price to €58/MWh without any major impact on volumes sold. In Portugal, the existence of a more efficient tariff system than in Spain made more difficult to present attractive electricity supply offers in the market to our customers. Even though, EDP's net supply price in Portugal increased by 21% to €50/MWh, essentially due to the reduction of volumes sold through the older and less attractive contracts.

The number of supply customers rose by 53% in the period to 137,900 reflecting the full liberalization of the residential segment in Portugal from Sep-06 onwards and the successful dual-fuel offer of HC/Naturgas commercial platforms in the Spanish residential market.

Going forward, EDP has already contracted and hedged with retail customers or through forward markets 75% of the expected output of its liberalized generation plants in the Iberian market for the remaining 3 quarters of 2007 at an average price above €50/MWh. For 2008, EDP has already contracted 15% of the expected generation output in the market at an average price above €55/MWh. In Dec-07, a new 400MW CCGT plant, Castejón II, is expected to enter into operation.

- 14 -

Iberian Electricity Generation and Supply

Income Statement (€ m)	Electricity Generation						Electricity Supply						Generation & Supply		
	Portugal			Spain			Portugal			Spain			Total		
	1Q2007	1Q2006	Δ 07/06	1Q2007	1Q2006	Δ 07/06	1Q2007	1Q2006	Δ 07/06	1Q2007	1Q2006	Δ 07/06	1Q2007	1Q2006	Δ 07/06
Operating Revenues	**468.8**	**515.8**	**-9.1%**	**186.7**	**270.9**	**-31.1%**	**66.5**	**119.0**	**-44.1%**	**158.7**	**183.2**	**-13.4%**	-	-	-
Direct Activity Costs	**207.0**	**236.7**	**-12.6%**	**79.0**	**112.6**	**-29.8%**	**67.5**	**139.1**	**-51.5%**	**153.9**	**249.2**	**-38.2%**	-	-	-
Gross Profit	**261.8**	**279.1**	**-6.2%**	**107.7**	**158.4**	**-32.0%**	**(1.0)**	**(20.0)**	**95.2%**	**4.8**	**(66.0)**	-	**376.4**	**351.4**	**7.1%**
Gross Profit/Revenues	55.8%	54.1%	1.7 pp	57.7%	58.5%	-0.8 pp	-1.5%	-16.8%	15.4 pp	3.0%	-36.0%	39.0 pp			
Supplies and services	21.2	19.2	10.3%	10.0	10.9	-7.9%	3.8	2.3	70.2%	7.0	5.3	31.4%	43.1	37.6	14.5%
Personnel costs	21.8	19.1	14.4%	7.2	7.1	2.5%	1.3	1.6	-16.6%	1.4	1.3	3.5%	32.1	29.0	10.4%
Costs with social benefits	4.6	3.8	22.6%	0.3	0.3	-4.3%	0.1	0.1	-45.9%	0.0	0.0	6.3%	5.0	4.2	18.8%
Generation centre rentals	1.0	0.9	6.7%			-	0.0	0.0	-5.1%	-	-	-	1.0	0.9	6.7%
Other operating costs / (revenues)	(4.1)	(7.4)	44.2%	2.4	28.6	-	(0.0)	10.2	-	(4.6)	(4.3)	-	(7.2)	27.1	-
Operating Costs	**44.5**	**35.6**	**25.0%**	**20.0**	**46.9**	**-57.5%**	**5.2**	**14.1**	**-63.3%**	**3.8**	**2.3**	**59.8%**	**73.9**	**98.9**	**-25.3%**
EBITDA	**217.3**	**243.5**	**-10.7%**	**87.7**	**111.5**	**-21.3%**	**(6.1)**	**(34.1)**	**82.0%**	**1.0**	**(68.3)**	-	**302.5**	**252.5**	**19.8%**
EBITDA / Revenues	46.4%	47.2%	-0.8 pp	47.0%	41.1%	5.8 pp	-9.2%	-28.7%	19.4 pp	0.6%	-37.3%	37.9 pp			
Provisions for risks and contingencies	5.3	-	-	-	0.2	-	0.6	4.4	-85.9%	(1.3)	-	-	4.7	4.6	2.1%
Depreciation and amortization	55.7	54.5	2.2%	23.2	21.7	6.8%	1.2	1.2	5.7%	0.6	0.7	-20.2%	82.6	78.1	5.8%
Comp. of subsidised assets' depr.	(0.9)	(0.9)	4.5%	(0.0)	(0.0)	6.9%	-	-	-	-	-	-	(1.0)	(1.0)	-2.6%
EBIT	**157.2**	**189.9**	**-17.2%**	**64.6**	**89.6**	**-28.0%**	**(8.0)**	**(39.7)**	**79.9%**	**1.7**	**(69.1)**	-	**216.2**	**170.8**	**26.6%**
EBIT / Revenues	33.5%	36.8%	-3.3 pp	34.6%	33.1%	1.5 pp	-12.0%	-33.4%	21.3 pp	1.1%	-37.7%	38.8 pp			
Employees	1,608	1,670	-3.7%	596	618	-3.6%	88	91	-3.3%	91	82	11.0%	2,383	2,461	-3.2%

Overall, our integrated generation and supply business, including contracted generation and liberalized operations, showed a 7% growth of gross profit and a 20% increase of EBITDA

Per business segment, the strong improvement of gross profit in our supply activity more than compensated the decline reported by our generation operations. Per country, the 6.2% decline of gross profit in generation Portugal is concentrated in the contracted generation business, namely due to the negative energy margin in our PPA activity.

Operating costs for the integrated generation and supply activities fell 25.3% YoY, driven essentially by the sharp reduction of costs with CO_2 emissions in our generation activity in Spain. Note that the Royal Decree Law 3/2006, establishes the partial devolution of CO_2 emissions free allowances at market prices until the end of 2007. In 1Q06, EDP had other operating costs related to this issue of €29m while in 1Q07, these costs amounted to €1m, following the sharp decline of the market price of CO_2 emission allowances.

Excluding the RD 03/2006 impact, generation & supply operating costs would have remained flat YoY. Per country division, operating costs in generation in Portugal rose by 25%, boosted by maintenance works at our Ribatejo CCGT in the period. In the supply activity in Portugal, supplies & services increased significantly reflecting the costs associated with the activity growth in the residential supply segment, while other operating costs in 1Q06 were penalized by costs with consumption deviations accumulated in previous years and provisions for bad debtors. The increasing activity of our supply operations in Spain, namely in the residential segment, has also implied a significant increase of supplies & services, namely the ones related to the commercial activity.

Below the EBITDA line, our generation activity in Portugal reported provisions of €5.3m in 1Q07, which are associated to the acceleration of depreciation rate of some net fixed assets of our thermal plants under PPA contracts, which will be fully depreciated at the term date of the PPA contracts. Higher depreciation level in generation in Spain, is explained by the transfer in Dec-06 of the cogeneration waste and biomass activities in Spain into this business area. In 1Q06 the supply activity in Portugal was penalized by €4.4m provisions for commercial losses with supply contracts.

- 15 -

Wind Europe (NEO)

Income Statement (€ m)	1Q2007	1Q2006	Δ 07/06
Operating Revenues	71.5	63.0	13.4%
Direct Activity Costs	3.7	10.1	-63.6%
Gross Profit	**67.8**	**52.9**	**28.1%**
Gross Profit/Revenues	94.9%	84.0%	10.8 pp
Supplies and services	7.8	8.4	-6.8%
Personnel costs	3.8	2.6	49.0%
Generation centre rentals	0.5	0.2	102.8%
Other operating costs / (revenues)	0.6	2.3	-
Operating Costs	**12.7**	**13.5**	**-6.2%**
EBITDA	**55.1**	**39.4**	**39.8%**
EBITDA / Revenues	77.1%	62.6%	14.5 pp
Provisions for risks and contingencies	(0.1)	(0.0)	-
Depreciation and amortization	22.5	16.7	35.0%
Compensation of subsidised assets' depreciation	(0.1)	(0.1)	19.8%
EBIT	**32.7**	**22.8**	**43.2%**
EBIT / Revenues	45.8%	36.2%	9.5 pp

Number of Employees	1Q2007	1Q2006	Δ 07/06
Number of employees	**239**	**214**	**+ 25**

• In December 2006, EDP reinforced the visibility of its European wind generation pipeline trough the acquisition of a group of companies designated as Agrupación Eólica ("AE"), which operates in the renewable energies sector in the French and Spanish markets and has a portfolio of 1,199 MW of wind capacity, out of which 155 MW were fully operational by the time of the acquisition. Currently AE has a total of 197 MW in operation, out of which 21 MW in France and 176 MW in Spain. More recently, and taking a quick look outside Europe, EDP announced the acquisition of Horizon, a leading developer, owner and operator of wind power generation in the United States with 559 MW of operating wind capacity and 997 MW of projects under construction. This acquisition is a natural fit to edp's strategy, positioning the company in one of the most attractive renewables markets both in terms of growth and profitability.

• As of March 2007, NEO consolidated wind installed capacity in Europe totalled 1,229 MW, up 466 MW YoY, both through acquisitions (+130 MW) and organic growth (+336 MW).

• NEO's electricity emissions from wind capacity in Europe totalled 778 GWh in the 1Q07, up 60.5% YoY, on the back of the additional capacity that was brought on stream, but also as a result of an increase in the number of equivalent service hours: i) in Spain, the number of equivalent service hours increased 15% from 648 hours in the 1Q06 to 746 hours in 1Q07; ii) in Portugal, the number of equivalent service hours decreased 4% from 606 hours in the 1Q06 to 580 hours in the 1Q07, but Portuguese regulation allows for gross profit stability in wind generation activity, as unit tariffs per MWh decrease with higher annual service hours; and iii) in France equivalent service hours reached 643 hours in the 1Q07.

Consolidated Installed Capacity (MW)	1Q2007	1Q2006	Δ 07/06
Portugal	319	201	+118
Spain	869	561	+308
France	41	-	+41
Wind Europe	**1,229**	**763**	**+466**

Electricity Generation (GWh)	1Q2007	1Q2006	Δ 07/06
Portugal	183	121	51.8%
Spain	576	364	58.3%
France	18	-	-
Total	**778**	**485**	**60.5%**

Avg. Load Factors (%)	1Q2007	1Q2006	Δ 07/06
Portugal	27%	28%	(1 pp)
Spain	35%	30%	5 pp
France	30%	-	-
Total	**32%**	**29%**	**3 pp**

Wind Average Tariffs (%)	1Q2007	1Q2006	Δ 07/06
Portugal	97	96	1.1%
Spain	71	97	-26.3%
France	82	-	-
Total	**78**	**96**	**-19.6%**

Gross Profit (€ m)	1Q2007	1Q2006	Δ 07/06
Portugal	17.9	11.6	54.6%
Spain	44.3	34.7	27.6%
France	1.5	-	-
Wind	63.7	46.3	37.6%
Other & Adjustments	4.1	6.7	-38.0%
Total	**67.8**	**52.9**	**28.1%**

• Gross Profit increased 28.1% YoY: i) in Spain, despite a 26.3% decrease in average tariffs, due to the recent fall in pool prices, gross profit benefited from the increase in both installed capacity and load factors; ii) in Portugal, gross profit benefited not only from higher wind capacity but also from a slight improvement of the average tariffs.

• The decrease in supplies and services reflects the de-consolidation of waste and biomass activities transferred to HC Energia (-€2.1m), which more than compensated the impact from the first time consolidation of AE (+€1.4m). The increase in personnel costs is due to both salary increases and an increase in the number of employees (39 from AE).

• Depreciations rose 35% YoY due to the mentioned increase in NEO's wind installed capacity, both through acquisitions and organic growth.

Note: MW are referred to in terms of Gross Installed Capacity, except when otherwise stated

- 16 -

Distribution in Portugal

Electricity Consumers (thousand)	1Q2007	1Q2006	Δ 07/06
Regulated	5,948	5,912	36
Non-regulated	47	12	35
Total Electricity Consumers	**5,995**	**5,924**	**71**

Electricity Distributed (GWh)	1Q2007	1Q2006	Δ 07/06
Very High Voltage	395	355	11.2%
High Voltage	1,515	1,389	9.1%
Medium Voltage	3,577	3,575	0.1%
Low Voltage	6,548	6,810	-3.9%
Electricity Distributed	**12,034**	**12,129**	**-0.8%**
o/w Third-Party Access	1,128	2,448	-53.9%

Electricity Sales & Gross Profit (€ m)	1Q2007	1Q2006	Δ 07/06
Electricity Revenues	1,201.0	1,102.5	8.9%
Electricity Purchases	865.4	784.3	10.3%
Electricity Gross Profit	**335.7**	**318.2**	**5.5%**
Total Allowed Revenues	**321.1**	**349.7**	**-8.2%**
Tariff Difference to Recover/(Return)	**(14.6)**	**31.5**	-

Equivalent Interruption Time (min.)	1Q2007	1Q2006	Δ 07/06
Equivalent Interruption Time	**29**	**57**	**-28**

• In the 1Q07, electricity distributed in Portugal decreased 0.8% YoY, on the back of a 3.9% decrease from LV segments. Excluding the impact from co-generators consumption as well as the temperature and working days effects, electricity distribution would have increased 2.3% YoY. In the liberalised market, despite an increase of the number of LV clients, electricity distributed fell 53.9% YoY as industrial clients prefer the regulated system lower tariffs.

• Electricity revenues for the 1Q07 include €12.3m from the €49m 2007 tariff deficit attributed to EDP Distribuição (DL 237-B/2006 recognizes the recovery of this tariff deficit, with interests, in a 10 years period starting in 2008).

• Allowed revenues decreased 8.2% YoY reflecting lower revenues from the recovery of previous years' costs. Excluding previous years adjustments, allowed revenues would have increased 1.9% YoY. The Use of the Distribution Grid (UDGr) activity represented about 80% of total allowed revenues and despite a lower electricity-flow at our distribution network and a 2.0% decrease of the UDGr average unit revenues, allowed revenues for this activity only decreased €4.5m YoY, as the fixed component of the UDGr allowed revenues, which increased 2.2% in the period, reduces the risk exposure to deviations of electricity demand in Portugal (see page 29 of the Annex).

• In the 1Q07, electricity gross profit came €14.6m above allowed revenues. This tariff deviation will be returned to the tariffs in 2009.

Income Statement (€ m)	1Q2007	1Q2006	Δ 07/06
Gross Profit	**338.4**	**320.8**	**5.5%**
Gross Profit/Revenues	28.0%	28.9%	-0.9 pp
Supplies and services	65.3	55.3	18.2%
Personnel costs	49.0	44.5	10.2%
Costs with social benefits	18.7	14.7	27.2%
Concession fees	52.0	50.9	2.2%
Other operating costs / (revenues)	3.6	0.8	356.3%
Operating Costs	**188.7**	**166.2**	**13.5%**
EBITDA (1)	**149.7**	**154.6**	**-3.2%**
EBITDA / Revenues	12.4%	13.9%	-1.5 pp
Provisions for risks and contingencies	3.8	-	-
Depreciation and amortization	83.4	83.3	0.2%
Compensation of subsidised assets' depreciation	(21.0)	(20.4)	-3.0%
EBIT	**83.5**	**91.7**	**-9.0%**
EBIT / Revenues	6.9%	8.3%	-1.4 pp

Number of Employees	1Q2007	1Q2006	Δ 07/06
Number of Employees	**5,143**	**5,285**	**-142**
Employee/TWh (2)	**107**	**109**	**-1.9%**
Clients / Employee	**1,156**	**1,119**	**3.4%**

• Supplies and services increased 18.2% YoY following an increase in O&M costs, which more than compensated the successful control achieved over commercial costs.

• Personnel costs increased 10.2% YoY (or 5.1% excluding personnel costs capitalization and severance payments) following a 2.8% average salary increase in 2007 and the accounting in the 1Q07 of a €3.3m one-off cost not accounted for in the 1Q06. These more than compensated the positive impacts of savings achieved through personnel reduction. Costs with social benefits increased €4.0m YoY on the back of an increase in pension premiums and provisions for medical care (up €3.3m YoY).

• The reduction in the number of employees was mostly achieved through the Human Resources Restructuring Program (HRRP) started in 2006 – which is part of the announced 2006-2010 efficiency program – and translated until now into 103 retirements and early retirements achieved during the 4Q06. EDP Distribuição's recurring efforts to improve its efficiency levels is allowing an improvement of its efficiency ratios, with Employee/TWh decreasing 2% YoY to 107 (annualised), narrowing the gap to Iberian best practices.

(1) Normalized EBITDA (i.e. excluding tariff differences, t-2 and t-1 tariff adjustments and HR restructuring costs recovery) is €128.9m for the 1Q07and €149.2m for the 1Q06 (2) Annualized

- 17 -

Distribution in Spain

Electricity Consumers (thousand)	1Q2007	1Q2006	Δ 07/06
Regulated	551	527	4.6%
Non-regulated	55	64	-14.6%
Total Electricity Consumers	**606**	**592**	**2.5%**

Electricity Distribution (GWh)	1Q2007	1Q2006	Δ 07/06
High Voltage	1,491	1,411	5.7%
Medium Voltage	305	290	5.2%
Low Voltage	708	713	-0.7%
Electricity Distributed	**2,504**	**2,414**	**3.7%**
o/w Third-Party Access	352	385	-8.6%

Regulated Revenues (€ m)	1Q2007	1Q2006	Δ 07/06
Transmission	1.5	2.0	-24.2%
Distribution	32.0	24.3	31.4%
Supply	1.9	1.9	2.1%
Electricity Regulated	**35.4**	**28.2**	**25.5%**

Equivalent Interruption Time - Asturias (min.)	1Q2007	1Q2006	Δ 07/06
Equivalent Interruption Time	**31**	**29**	**2**

• In the 1Q07, electricity distributed in Spain increased 3.7% YoY, on the back of a growth in consumption from HV and MV segments.

• Spanish distribution activity gross profit increased 34.1% YoY to €34.8m in the 1Q07, reflecting: i) a €7.2m increase in the remuneration of the regulated activities recognised in the 2007 tariff; ii) the impact from the accounting in the 1Q06 of a €3.9m cost related to the application of the RD 03/2006; and iii) a €2.3m decrease in revenues from services rendered and other operating revenues:

a) Regulated revenues increased by 25.5% in accordance to what is recognised in RD 1634/2006, which sets the revenues for the Spanish regulated electricity activities. Out of the €3,571.1m attributed to the electricity distribution activity, €123.1m or 3.45% were allocated to our Spanish Distribution activity (up from 3.2% in 2006);

b) In the 1Q06, our Spanish distribution activity recorded a €3.9m negative impact from the application of the RD 03/2006, approved in February 24, 2006, which considered that the generation sales and the distribution purchases of electricity made simultaneously and within the same group had to be netted of and priced at a provisional €42.35/MWh.

Income Statement (€ m)	1Q2007	1Q2006	Δ 07/06
Gross Profit	**34.8**	**26.0**	**34.1%**
Gross Profit/Revenues	98.7%	57.6%	41.1 pp
Supplies and services	12.7	12.6	0.8%
Personnel costs	6.0	6.0	-1.1%
Costs with social benefits	0.2	0.2	20.9%
Other operating costs / (revenues)	(5.1)	(1.5)	-238.6%
Operating Costs	**13.9**	**17.4**	**-20.2%**
EBITDA	**21.0**	**8.6**	**143.0%**
EBITDA / Revenues	59.4%	19.1%	40.3 pp
Provisions for risks and contingencies	-	-	-
Depreciation and amortization	6.6	6.3	4.8%
Compensation of subsidised assets' depreciation	(0.6)	(0.5)	-15.1%
EBIT	**15.0**	**2.9**	**420.0%**
EBIT / Revenues	42.5%	6.4%	36.1 pp

Number of Employees	1Q2007	1Q2006	Δ 07/06
Number of Employees	**394**	**409**	**-15**
Employee/TWh (1)	**39**	**42**	**-7.1%**
Consumers / Employee	**1,539**	**1,447**	**6.4%**

In the 1Q06, the HC Energias' distribution purchases that were netted against its own generation amounted to 339 GWh. The impact of this measure was accounted in the distribution business gross profit as the difference between the acquisition price of this electricity and the €42.35/MWh. The RD 03/2006 is no longer applicable and therefore no such costs were accounted for in the 1Q07.

• Operating costs decreased 20.2% YoY due to an increase in own work capitalized expenses accounted under "other operating revenues" in the 1Q07.

• All in all, EBITDA improved €12.4m YoY to €21m in the 1Q07, which represents an EBITDA margin of 59.4% (up 40.3 pp).

• The company's continued efforts to improve efficiency levels translated into a strong improvement of efficiency ratios such as Employee/TWh, which improved 7.1% YoY and Consumers/Employee, which also improved 6.4% in the period, allowing the company to keep up with Iberian best practices.

(1) Annualized

- 18 -

Gas - Regulated Activity

Income Statement (€ m)	Portugal (100%) 1Q07	Portugal (100%) 1Q06	Portugal (100%) Δ 07/06	Spain 1Q07	Spain 1Q06	Spain Δ 07/06	Total 1Q07	Total 1Q06	Total Δ 07/06
Operating Revenues	**31.6**	**32.6**	**-3.3%**	**109.1**	**74.3**	**46.9%**	**140.7**	**106.9**	**31.5%**
Direct Activity Costs	**15.7**	**17.2**	**-8.9%**	**68.4**	**42.9**	**59.6%**	**84.1**	**60.1**	**40.0%**
Gross Profit	**15.9**	**15.4**	**2.9%**	**40.7**	**31.4**	**29.5%**	**56.5**	**46.8**	**20.7%**
Gross Profit/Revenues	50.2%	47.2%	3.0 pp	37.3%	42.3%	-5.0 pp	40.2%	43.8%	-3.6 pp
Supplies and services	2.1	1.5	35.3%	6.0	6.0	0.7%	8.1	7.5	7.7%
Personnel costs	1.3	1.0	20.7%	4.4	4.0	11.8%	5.7	5.0	13.6%
Costs with social benefits	0.0	0.0	250.3%	0.1	0.1	17.2%	0.1	0.1	26.2%
Other operating costs / (revenues	0.6	0.0	-	1.4	1.1	-	2.0	1.1	-
Operating Costs	**3.9**	**2.6**	**51.6%**	**11.9**	**11.1**	**7.1%**	**15.9**	**13.7**	**15.5%**
EBITDA	**11.9**	**12.8**	**-6.9%**	**28.7**	**20.3**	**41.8%**	**40.7**	**33.1**	**22.9%**
EBITDA / Gross Profit	75.2%	83.1%	-8.0 pp	70.6%	64.5%	6.1 pp	71.9%	70.6%	1.3 pp
Provisions risks and contingencies	0.1	-	-	-	-	-	0.1	-	-
Depreciation and amortization	2.0	1.9	7.1%	7.9	7.2	9.1%	9.9	9.1	8.7%
Comp. of subsidised assets' depr.	(0.3)	(0.4)	4.0%	(0.4)	(0.4)	-6.1%	(0.7)	(0.7)	-1.0%
EBIT	**10.2**	**11.3**	**-9.8%**	**21.2**	**13.4**	**58.4%**	**31.4**	**24.7**	**27.2%**
EBIT / Gross Profit	64.1%	73.2%	-9.1 pp	52.2%	42.7%	9.5 pp	55.6%	52.7%	2.8 pp

Regulated Activity	1Q07	1Q06	% Δ	Abs. Δ
Number of supply points (th)	**815.4**	**770.8**	**5.8%**	**+45**
Portugal	167.6	152.1	10.2%	+16
Spain	647.8	618.8	4.7%	+29
Final Clients	315.0	398.3	-20.9%	-83
Acess Clients	332.8	220.5	50.9%	+112
Gas Distributed (GWh)	**7,071**	**7,474**	**-5.4%**	**-403**
Portugal	780	741	5.4%	+40
Spain	6,290	6,733	-6.6%	-443
Final Clients	2,377	2,544	-6.6%	-168
Acess Clients	3,914	4,189	-6.6%	-275
Regulated Revenues (€ m)	**55.0**	**52.0**	**5.8%**	**+3.0**
Portugal	15.9	15.4	2.9%	+0.5
Spain	39.1	36.6	7.0%	+2.6
Transmission	4.2	3.1	36.1%	+1.1
Distribution	30.7	29.1	5.8%	+1.7
Regulated Supply	4.2	4.4	-5.0%	-0.2
Network (Km)	**7,765**	**7,362**	**5.5%**	**+403**
Portugal - Distribution	2,669	2,469	8.1%	+200
Spain - Distribution	4,782	4,647	2.9%	+135
Spain - Transmission	314	246	27.8%	+68

Our gas regulated activity, includes the Portgás regional gas distribution concession in Portugal (72% owned by EDP), and Naturgas gas distribution and transmission networks in Spain, which are present essentially in the Basque and Asturias regions. Overall, our gas regulated activity showed a 22.9% YoY growth of EBITDA to €40.7m, reflecting the 5.8% increase in the number of supply points to 815,000 customers (+45,000 customers connected) and a 5.5% increase in the extension of our networks to 7,765 Kms. Efficiency ratios showed a significant improvement with the EBIT/Gross Profit ratio improving from 52.7% in 1Q06 to 55.6% in 1Q07.

In Spain, our gas regulated revenues grew by 7.0% YoY to €39m in 1Q07:

- Gas distribution regulated revenues grew by 5.8% YoY to €30.7m, reflecting a 4.7% YoY increase in the number of supply points in our distribution network to 648,000 customers (29,000 additional customers connected), and a 2.9% YoY increase in the extension of our gas distribution network to 4,782kms. The volume of gas distributed fell 6.6% YoY, penalized by the disconnection of a large electricity generation facility (Santutzi fuel-oil plant) from our gas distribution network. However, the Spanish gas regulated market was penalised by a 5% decline of conventional gas demand. Note that the YoY comparison of our gas distribution activity has a positive contribution from the acquisition of the remaining 50% equity stake in gas distributor Gasnalsa (full consolidated since Nov-06).
- Gas transmission regulated revenues grew by 36% YoY to €4.2m, following the 28% increase of our gas transmission network to 314 kms (entrance into service of part of the Euskadur Spain/France international gas transmission pipeline and of the pipeline between Soria and Agreda) and the regulatory reclassification of the Septentrional transmission pipeline from a secondary to a primary gas infrastructure.
- Regulated supply revenues fell 5% YoY to €4.2m. Note that regulated gas supply tariffs in Spain are expected to end in Dec-07. Nevertheless, this eventual measure should have no major impact on Naturgás results, given that more 50% of our supply points are already acess clients and Natugás expects to retain part of its current regulated supply customers in liberalized market.

In Portugal, our gas regulated revenues grew by 2.9% YoY to €15.9m, reflecting a 10% YoY increase in the number of supply points to 167,600, the 5.4% growth of gas volumes distributed and a 8.1% increase of the extension of our network to 2,669 kms. In September 2006, the Portuguese Regulator ("ERSE") approved the new regulatory framework for the gas sector in order to prepare it to the liberalization process. The gas distribution activity will be remunerated under a regulated asset base ("RAB") times return on assets ("ROA") methodology. However, the parameters (RAB and ROA) associated to this new regulation are not yet defined and will only be released during 2007, to be implemented in 2H2008.

- 19 -

Gas - Liberalised Activity

Income Statement (€ m)	1Q07	1Q06	Δ 07/06
Revenues	**315.9**	**171.6**	**84.0%**
Direct Activity Costs	**298.7**	**170.7**	**75.0%**
Gross Profit	**17.1**	**1.0**	**-**
Gross Profit/Revenues	5.4%	0.6%	4.9 pp
Supplies and services	2.6	3.0	-13.9%
Personnel costs	0.5	0.4	27.2%
Costs with social benefits	0.0	0.0	54.2%
Other operating costs / (revenues)	2.0	1.8	16.0%
Operating Costs	**5.2**	**5.2**	**-0.3%**
EBITDA	**11.9**	**(4.2)**	**-**
EBITDA / Revenues	3.8%	-2.5%	6.2 pp
Provisions for risks and contigencies	-	-	-
Depreciation and amortization	0.1	0.1	164.5%
Compensation of subsidised assets' depreciation	-	-	-
EBIT	**11.8**	**(4.3)**	**-**
EBIT / Revenues	3.7%	-2.5%	6.2 pp

Supply Activity	1Q07	1Q06	Δ 07/06
Number of Clients	283.2	182.0	55.6%
Gas Supplied (GWh)	4,014	3,691	8.7%
Industrial	3,021	2,900	4.1%
Residencial/Commercial	993	791	25.6%
Net selling Price (€ / MWh)	18.53	21.69	-14.6%

Liberalised Supply - Volumes & Clients



Supplied GWh
Clients (th)
182
197
222
248
283
3,691
3,059
3,417
3,588
4,014
1Q2006
2Q2006
3Q2006
4Q2006
1Q2007

Our gas liberalised activity includes our gas supply business in Spain, developed through our commercial platforms Naturgas and HC Energia, and our wholesale gas procurement activities. EBITDA from our gas liberalized activities showed a strong improvement from €4m negative in 1Q06 to €12m positive in 1Q07.

Our gas procurement activity is currently based on our 1bcm/year long term contract with Trinidad & Tobago, on which EDP has a gas swap agreement with Gas Natural, and the 0.5bcm/year contract with ENI. Furthermore, EDP has also a 1.2bcm/year contract with Galp for the procurement of its liberalized 1200 MW CCGT plant in Portugal and a 0.35bcm/contract with Gas Natural for the procurement of its 400MW CCGT plant in Spain.

In 1Q06, our gas procurement costs in the liberalized market showed a non-recurrent sharp increase, explained by a stronger than expected growth of gas demand from our liberalized customers, which had to be satisfied with gas purchases in the spot market at abnormally high prices. The extra-cost of this operation vs. the recurrent procurement cost with our long term gas procurement contracts was €15m in 1Q06.

The volume of gas sold by EDP in the liberalized Spanish gas market rose 8.7% YoY, vs. a 1% YoY decline of conventional gas demand in the Spanish gas liberalized market. Moreover, the number of liberalized gas clients increased from 182,000 to in Mar-06 to 283,000 in Mar-07, following the the success attained by Naturgas and HC Energia to secure clients that switched from the regulated system to the liberalised market and on their dual-fuel offer in the Spanish residential market. This increase of market share both in terms of volumes and number of customers reflects our competitive gas procurement portfolio and the strong commercial capabilities of our Naturgas/HC Energia energy supply platforms in Spain.

In the beginning of April, EDP has reached an agreement with Sonatrach to enter into a memorandum of understanding in relation to the potential creation of a business partnership in certain gas and power generation businesses. This partnership of a non-exclusive nature is intended to comprise three basic business components:
(i) the provision by Sonatrach, for a long term period, of up to 2 bcm/year of natural gas to be made available in part to the EDP Group and in part for the operation of certain new CCGT's projects in partnership between EDP and Sonatrach;
(ii) the incorporation of a joint venture for the marketing of natural gas, under the joint control of the parties; and
(iii) the participation of Sonatrach, as minority shareholder with, at least, a 25% interest, in certain power generation companies for the development of new CCGT's projects to be supplied with natural gas made available by Sonatrach.

- 20 -

Brazil: Energias do Brasil

Income Statement	R$ million: Distribution 1Q07	Distribution 1Q06	Distribution ∆ 07/06	Generation 1Q07	Generation 1Q06	Generation ∆ 07/06	Supply 1Q07	Supply 1Q06	Supply ∆ 07/06	Consolidated 1Q07	Consolidated 1Q06	Consolidated ∆ 07/06	€ million: Consolidated 1Q07	Consolidated 1Q06	Consolidated ∆ 07/06
Operating Revenues	**1,234.3**	**1,079.9**	**14.3%**	**137.6**	**88.5**	**55.6%**	**132.7**	**118.7**	**11.7%**	**1,349.5**	**1,186.2**	**13.8%**	**488.5**	**452.7**	**7.9%**
Direct Activity Costs	**659.3**	**697.5**	**-5.5%**	**14.9**	**21.9**	**-32.2%**	**120.0**	**98.9**	**21.4%**	**639.8**	**715.8**	**-10.6%**	**231.6**	**273.2**	**-15.2%**
Gross Profit	**575.0**	**382.5**	**50.3%**	**122.8**	**66.5**	**84.5%**	**12.7**	**19.8**	**-36.2%**	**709.8**	**470.4**	**50.9%**	**256.9**	**179.5**	**43.1%**
Gross Profit/Revenues	0.5	35.4%	11.2p.p.	89.2%	75.2%	14.0p.p.	9.5%	16.7%	-7.2p.p.	52.6%	39.7%	12.9p.p.	52.6%	39.7%	12.9p.p.
Supplies and services	73.1	70.5	3.6%	12.9	17.0	-24.1%	1.1	1.1	1.2%	90.2	93.0	-3.1%	32.6	35.5	-8.0%
Personnel costs and social benefit	58.0	64.6	-10.2%	5.8	2.2	158.7%	1.6	1.1	46.6%	69.9	71.0	-1.5%	25.3	27.1	-6.6%
Other operating costs / (revenues	96.3	24.6	290.9%	8.9	2.6	244.9%	3.3	0.0	-	110.1	28.5	286.5%	39.8	10.9	266.7%
Operating Costs	**227.4**	**159.8**	**42.3%**	**27.6**	**21.8**	**26.5%**	**6.0**	**2.2**	**171.5%**	**270.1**	**192.4**	**40.4%**	**97.8**	**73.4**	**33.1%**
EBITDA	**347.6**	**222.7**	**56.1%**	**95.2**	**44.7**	**112.7%**	**6.7**	**17.6**	**-62.3%**	**439.7**	**277.9**	**58.2%**	**159.2**	**106.1**	**50.1%**
EBITDA / Revenues	28.2%	20.6%	7.5p.p.	69.2%	50.6%	18.6p.p.	5.0%	14.9%	-9.8p.p.	32.6%	23.4%	9.1p.p.	32.6%	23.4%	9.1p.p.
Provisions for risks and contigencie	12.9	3.1	317.8%	-	(0.7)	-	-	-	-	12.9	2.4	446.3%	4.7	0.9	418.1%
Depreciation and amortization	54.6	56.5	-3.4%	16.3	6.4	154.7%	0.1	0.2	-57.2%	74.8	66.7	12.0%	27.1	25.5	6.3%
Comp. of subsidised assets' depre	(5.6)	(5.7)	2.4%	-	-	-	-	-	-	(5.6)	(5.7)	2.4%	(2.0)	(2.2)	7.4%
EBIT	**285.6**	**168.8**	**69.2%**	**78.9**	**39.1**	**101.9%**	**6.6**	**17.5**	**-62.3%**	**357.6**	**214.5**	**66.7%**	**129.4**	**81.9**	**58.1%**
EBIT / Revenues	23.1%	15.6%	7.5p.p.	57.3%	44.2%	13.2p.p.	5.0%	14.7%	-9.7p.p.	26.5%	18.1%	8.4p.p.	26.5%	18.1%	8.4p.p.
Employees	2,918	3,213	-295	240	281	-41	14	15	-1	3,222	3,609	-387			

Contribution to EBITDA



R$ m
1Q06
277,9
Generation
+50,4
Supply
-11,0
Distribution
+124,9
Other
-2,6
1Q07
439,7

EDP's activities in Brazil, through Energias do Brasil (owned 62.4% by EDP), were impacted in 1Q07 by the start-up of Peixe Angical hydro power plant (452 MW) and 4th unit of Mascarenhas hydro plant (50 MW) in the last months of 2006. In 1Q07, Energias do Brasil contribution to EDP's EBITDA is penalized by the 5% depreciation of the Real against the Euro, from an average BRL/Euro rate of 2.62 in 1Q06 to 2.76 in 1Q07 (-€9m impact at the EBITDA level).

In 1Q07, EBITDA of Energias do Brasil increased 58.2% following the positive contribution of the distribution and generation activity, which was partially offset by the decrease of the EBITDA in the supply activity. The EBITDA of generation activity improved by the start-up of Peixe Angical and the forth unit of Mascarenhas hydro plant. In distribution EBITDA growth was driven essentially by the positive impact from the tariff readjustments process in ours distribution companies and consequent receivement through tariffs of regulatory assets accumulated in previous years. EBITDA of liberalized supply decreased 62.3% following regulatory restrictions on intragroup supply contracts.

Operating costs of Energias do Brasil increased 40.4% explained by:

i) supplies and services fell by 3.1%, essentially due to lower than normal level of suplies & services in 1Q06. On a comparable base, supplies and services YoY comparison should be less favourable over the following quarters due to programs to improve commercial and grid maintenance efficiency levels and, in generation, the start-up of Peixe Angical.
ii) 1.5% decline of personnel costs, reflecting the staff reduction by 387 employees savings associated to the implementation of the Redundancy Plan (PDV), one of the steps in the "Vanguard Project" (R$11.7m)
iii) the sharp rise in "Other operating costs" is explained by one-off regulatory costs which in 1Q07 are compensated in the revenues line at the gross profit level.

- 21 -

Brazil: Distribution

R$ million

€million

Income Statement

Distribution

Generation

Supply

Consolidated

Consolidated

1Q07

1Q06

D07/06

1Q07

1Q06

D07/06

1Q07

1Q06

D07/06

1Q07

1Q06

D07/06

1Q07

1Q06

D07/06

Operating Revenues

1,234.3

1,079.9

14.3%

137.6

88.5

55.6%

132.7

118.7

11.7%

1,349.5

1,186.2

13.8%

488.5

452.7

7.9%

Direct Activity Costs

659.3

697.5

-5.5%

14.9

21.9

-32.2%

120.0

98.9

21.4%

639.8

715.8

-10.6%

231.6

273.2

-15.2%

Gross Profit

575.0

382.5

50.3%

122.8

66.5

84.5%

12.7

19.8

-36.2%

709.8

470.4

50.9%

256.9

179.5

43.1%

Gross Profit/Revenues

0.5

35.4%

11.2p.p.

89.2%

75.2%

14.0p.p.

9.5%

16.7%

-7.2p.p.

52.6%

39.7%

12.9p.p.

52.6%

39.7%

12.9p.p.

Supplies and services

73.1

70.5

3.6%

12.9

17.0

-24.1%

1.1

1.1

1.2%

90.2

93.0

-3.1%

32.6

35.5

-8.0%

Personnel costs and social benefit

58.0

64.6

-10.2%

5.8

2.2

158.7%

1.6

1.1

46.6%

69.9

71.0

-1.5%

25.3

27.1

-6.6%

Other operating costs / (revenues

96.3

24.6

290.9%

8.9

2.6

244.9%

3.3

0.0

—

110.1

28.5

286.5%

39.8

10.9

266.7%

Operating Costs

227.4

159.8

42.3%

27.6

21.8

26.5%

6.0

2.2

171.5%

270.1

192.4

40.4%

97.8

73.4

33.1%

EBITDA

347.6

222.7

56.1%

95.2

44.7

112.7%

6.7

17.6

-62.3%

439.7

277.9

58.2%

159.2

106.1

50.1%

EBITDA / Revenues

28.2%

20.6%

7.5p.p.

69.2%

50.6%

18.6p.p.

5.0%

14.9%

-9.8p.p.

32.6%

23.4%

9.1p.p.

32.6%

23.4%

9.1p.p.

Provisions for risks and contigencie

12.9

3.1

317.8%

—

(0.7)

—

—

—

—

12.9

2.4

446.3%

4.7

0.9

418.1%

Depreciation and amortization

54.6

56.5

-3.4%

16.3

6.4

154.7%

0.1

0.2

-57.2%

74.8

66.7

12.0%

27.1

25.5

6.3%

Comp. of subsidised assets’ depre

(5.6)

(5.7)

2.4%

—

—

—

—

—

—

(5.6)

(5.7)

2.4%

(2.0)

(2.2)

7.4%

EBIT

285.6

168.8

69.2%

78.9

39.1

101.9%

6.6

17.5

-62.3%

357.6

214.5

66.7%

129.4

81.9

58.1%

EBIT / Revenues

23.1%

15.6%

7.5p.p.

57.3%

44.2%

13.2p.p.

5.0%

14.7%

-9.7p.p.

26.5%

18.1%

8.4p.p.

26.5%

18.1%

8.4p.p.

Employees

2,918

3,213

-295

240

281

-41

14

15

-1

3,222

3,609

-387

Number of Clients (Th)

+2,0%

3.111	3.049

695 662 +4,9%

Enersul 1,071 1,039 +3,1%

Escelsa

Bandeirante

1,345 1,348 -0,2%

1Q07 1Q06

R$ million

€million

Income Statement

Distribution

Generation

Supply

Consolidated

Consolidated

1Q07

1Q06

D07/06

1Q07

1Q06

D07/06

1Q07

1Q06

D07/06

1Q07

1Q06

D07/06

1Q07

1Q06

D07/06

Operating Revenues

1,234.3

1,079.9

14.3%

137.6

88.5

55.6%

132.7

118.7

11.7%

1,349.5

1,186.2

13.8%

488.5

452.7

7.9%

Direct Activity Costs

659.3

697.5

-5.5%

14.9

21.9

-32.2%

120.0

98.9

21.4%

639.8

715.8

-10.6%

231.6

273.2

-15.2%

Gross Profit

575.0

382.5

50.3%

122.8

66.5

84.5%

12.7

19.8

-36.2%

709.8

470.4

50.9%

256.9

179.5

43.1%

Gross Profit/Revenues

0.5

35.4%

11.2p.p.

89.2%

75.2%

14.0p.p.

9.5%

16.7%

-7.2p.p.

52.6%

39.7%

12.9p.p.

52.6%

39.7%

12.9p.p.

Supplies and services

73.1

70.5

3.6%

12.9

17.0

-24.1%

1.1

1.1

1.2%

90.2

93.0

-3.1%

32.6

35.5

-8.0%

Personnel costs and social benefit

58.0

64.6

-10.2%

5.8

2.2

158.7%

1.6

1.1

46.6%

69.9

71.0

-1.5%

25.3

27.1

-6.6%

Other operating costs / (revenues

96.3

24.6

290.9%

8.9

2.6

244.9%

3.3

0.0

—

110.1

28.5

286.5%

39.8

10.9

266.7%

Operating Costs

227.4

159.8

42.3%

27.6

21.8

26.5%

6.0

2.2

171.5%

270.1

192.4

40.4%

97.8

73.4

33.1%

EBITDA

347.6

222.7

56.1%

95.2

44.7

112.7%

6.7

17.6

-62.3%

439.7

277.9

58.2%

159.2

106.1

50.1%

EBITDA / Revenues

28.2%

20.6%

7.5p.p.

69.2%

50.6%

18.6p.p.

5.0%

14.9%

-9.8p.p.

32.6%

23.4%

9.1p.p.

32.6%

23.4%

9.1p.p.

Provisions for risks and contigencie

12.9

3.1

317.8%

—

(0.7)

—

—

—

—

12.9

2.4

446.3%

4.7

0.9

418.1%

Depreciation and amortization

54.6

56.5

-3.4%

16.3

6.4

154.7%

0.1

0.2

-57.2%

74.8

66.7

12.0%

27.1

25.5

6.3%

Comp. of subsidised assets’ depre

(5.6)

(5.7)

2.4%

—

—

—

—

—

—

(5.6)

(5.7)

2.4%

(2.0)

(2.2)

7.4%

EBIT

285.6

168.8

69.2%

78.9

39.1

101.9%

6.6

17.5

-62.3%

357.6

214.5

66.7%

129.4

81.9

58.1%

EBIT / Revenues

23.1%

15.6%

7.5p.p.

57.3%

44.2%

13.2p.p.

5.0%

14.7%

-9.7p.p.

26.5%

18.1%

8.4p.p.

26.5%

18.1%

8.4p.p.

Employees

2,918

3,213

-295

240

281

-41

14

15

-1

3,222

3,609

-387

R$ million

€million

Income Statement

Distribution

Generation

Supply

Consolidated

Consolidated

1Q07

1Q06

D07/06

1Q07

1Q06

D07/06

1Q07

1Q06

D07/06

1Q07

1Q06

D07/06

1Q07

1Q06

D07/06

Operating Revenues

1,234.3

1,079.9

14.3%

137.6

88.5

55.6%

132.7

118.7

11.7%

1,349.5

1,186.2

13.8%

488.5

452.7

7.9%

Direct Activity Costs

659.3

697.5

-5.5%

14.9

21.9

-32.2%

120.0

98.9

21.4%

639.8

715.8

-10.6%

231.6

273.2

-15.2%

Gross Profit

575.0

382.5

50.3%

122.8

66.5

84.5%

12.7

19.8

-36.2%

709.8

470.4

50.9%

256.9

179.5

43.1%

Gross Profit/Revenues

0.5

35.4%

11.2p.p.

89.2%

75.2%

14.0p.p.

9.5%

16.7%

-7.2p.p.

52.6%

39.7%

12.9p.p.

52.6%

39.7%

12.9p.p.

Supplies and services

73.1

70.5

3.6%

12.9

17.0

-24.1%

1.1

1.1

1.2%

90.2

93.0

-3.1%

32.6

35.5

-8.0%

Personnel costs and social benefit

58.0

64.6

-10.2%

5.8

2.2

158.7%

1.6

1.1

46.6%

69.9

71.0

-1.5%

25.3

27.1

-6.6%

Other operating costs / (revenues

96.3

24.6

290.9%

8.9

2.6

244.9%

3.3

0.0

—

110.1

28.5

286.5%

39.8

10.9

266.7%

Operating Costs

227.4

159.8

42.3%

27.6

21.8

26.5%

6.0

2.2

171.5%

270.1

192.4

40.4%

97.8

73.4

33.1%

EBITDA

347.6

222.7

56.1%

95.2

44.7

112.7%

6.7

17.6

-62.3%

439.7

277.9

58.2%

159.2

106.1

50.1%

EBITDA / Revenues

28.2%

20.6%

7.5p.p.

69.2%

50.6%

18.6p.p.

5.0%

14.9%

-9.8p.p.

32.6%

23.4%

9.1p.p.

32.6%

23.4%

9.1p.p.

Provisions for risks and contigencie

12.9

3.1

317.8%

—

(0.7)

—

—

—

—

12.9

2.4

446.3%

4.7

0.9

418.1%

Depreciation and amortization

54.6

56.5

-3.4%

16.3

6.4

154.7%

0.1

0.2

-57.2%

74.8

66.7

12.0%

27.1

25.5

6.3%

Comp. of subsidised assets’ depre

(5.6)

(5.7)

2.4%

—

—

—

—

—

—

(5.6)

(5.7)

2.4%

(2.0)

(2.2)

7.4%

EBIT

285.6

168.8

69.2%

78.9

39.1

101.9%

6.6

17.5

-62.3%

357.6

214.5

66.7%

129.4

81.9

58.1%

EBIT / Revenues

23.1%

15.6%

7.5p.p.

57.3%

44.2%

13.2p.p.

5.0%

14.7%

-9.7p.p.

26.5%

18.1%

8.4p.p.

26.5%

18.1%

8.4p.p.

Employees

2,918

3,213

-295

240

281

-41

14

15

-1

3,222

3,609

-387

Last Tariff Revisions and Readjustments

Bandeirante

Escelsa

Enersul

Out-06

Ago-06

Abr-06

Readjust.

Readjust.

Readjust.

Part A

8.99%

7.98%

4.17%

Part B

0.52%

0.25%

7.29%

Readjust. Index

9.51%

8.23%

11.46%

Past Costs

2.54%

8.83%

0.97%

Other

1.39%

-0.39%

4.32%

Financial Items

3.92%

8.44%

5.29%

Total Index

13.43%

16.67%

16.75%

Notes:

Part A: Non-controllable costs, which is a pass-through to the tariff

Part B: Controllable costs, depreciation and return on invested capital, which are updated to inflation (IGP-M) and adjusted by an X factor.

Readjustment Index: Gives the total increase to be applied to electricity base revenues Financial Items: Recovery (or return) of past costs (or revenues) for a period of 12 months.

The gross profit of the DisCos in 1Q07 increased 50.3% positively impacted by an increase in total electricity distributed and by tariff readjustments occurred after the first quarter of 2006. Nevertheless, 1Q07 benefited from a positive tariff deviations of R$29m (vs. R$68m negative in 1Q06), although these will be return in the next tariff annual adjustments which mean that adjusted by these deviations, gross profit would increase in a normalized base by 27%.

Total electricity distributed by Energias do Brasil increased 3.0% YoY. Bandeirante showed a 3.3% consumption growth benefiting from a higher consumption from access clients. Escelsa 3.3% consumption growth was mainly supported on the good economic growth in the region which implied a higher number of clients. Regarding Enersul, the rural local economy looks to overtake the foot and mouth disease that affected the region and presented a recovery in electricity consumption growing 3.8% YoY and 1.2% comparing 1Q07 with 4Q06. In 1Q07 universalization investments started to produce effects in the number of clients and in consumption.

Total electricity losses decreased in distribution activity due to the decrease in technical losses. The commercial losses increased despite our investment in the programme to reduce commercial and technical losses in the distribution grid, mainly due to the effects of the “Light for All” Universalization programme.

As expected the regulatory assets to be recovered through tariffs in the followoing quarters decreased YoY due to the adjustments occurred in tariff readjustment process (increase in tariff deviation in recuperation), a trend that should continued over 2007.

In April 4, the Brazilian electricity regulator, ANEEL, approved a 8.05% annual tariff readjustment index for Enersul, for the period from April 2007 to March 2008.

Escelsa and Bandeirante will start new regulatory period respectively in Aug-07 and Oct-07. It’s important to highlight that ANEEL has fixed the regulatory WACC for the next regulatory periods at 9.95% (after tax).

Brazil: Generation and Supply

Generation

Hydro Installed Capacity (MW)	1Q07	1Q06	Δ 07/06
Lajeado (27.65%)	250	250	-
Peixe Angical	452	-	+452
Energest (12 Hydro plants)	317	266	+50
Total	**1,018**	**516**	**+503**

Electricity Sold (GWh)	1Q07	1Q06	Δ 07/06
Lajeado (27.65%)	278	278	-0.2%
Enerpeixe	590	196	-
Energest (12 Hydro plants)	485	392	23.7%
Total	**1,352**	**866**	**56%**

Gross Profit (R$ million)	1Q07	1Q06	Δ 07/06
Lajeado (27.65%)	22,707	34,010	-33.2%
Enerpeixe	65,428	4,148	-
Energest (12 Hydro plants)	34,623	28,375	22.0%
Total	**122,758**	**66,533**	**85%**

Average Selling Price (R$/GWh)	1Q07	1Q06	Δ 07/06
Lajeado	85.8	83.4	2.9%
Peixe Angical	125.6	0.0	-
Energest (12 Hydro plants)	81.1	71.2	13.9%

In Mar-07 Energias do Brasil had an installed capacity of 1.043 MW, with the announcement, in the middle of February 2007, that São João mini hydro plant (25 MW) received operation license. The start of the commercial operation occurred in the end of April.

The high increase of generation volumes is explained by the duplication of the installed capacity.

The strong gross profit growth had a contribution of R$ 61m from the start of Peixe Angical and R$6m from Energest due to the start of the fourth engine of Mascarenhas and an increase in the average selling price. Lajeado contribution is penalized by quarterly specialization issues, which should be diluted over the next quarters.

Energias do Brasil is carrying out feasibility studies with Eletronorte for new hydro projects. The studies focus in the state of Tocantins, encompassing projects that total around 235 MW of installed capacity: Novo Acordo, with 160 MW and Brejão, with 75 MW. In addition, Energias do Brasil is studying the viability of 10 new mini hydro plants with a total potential installed capacity of 330.5MW in the states of de Goiás, Minas Gerais, Espírito Santo and Mato Grosso do Sul.

In the beginning of April, Energias do Brasil acquired the rights to construct a coal-based thermal plant (imported mineral coal) with an installed capacity of 350MW, to be located in the, Maranhão State (Maranhão power plant).

The next auctions of new installed capacity are schedule to May and June of 2007. In May 24, Brazil will have the auction of renewables new installed capacity (mini-hydro, biomass, wind power) and in June 26, Brazil will have the auction of new energy (conventional installed capacity generation).

Trading and Supply

Financial and Operating Data	1Q07	1Q06	Δ 07/06
Number of clients	73	54	35.2%
Electricity Sales (GWh)	1,697	1,657	2.4%
Gross Profit / MWh	7.5	12.0	-37.7%

- Electricity volumes sold to liberalized customers showed a growth (+2.4%), capturing customers that are switching from the regulated market to the liberalised market.

- Overall, despite the increase in volumes sold, gross profit of Enertrade decreased 36.2% as a result of the end of some self-dealing contracts (the new regulatory framework does not allow the trading of electricity through "self-dealing" - companies within the same group), which was not completely offset by the new contracts with final clients at a lower margin.

- 23 -

edp

Income Statements

Income Statement by Business Area

1Q2007 (€ m)	Generation Iberia	Supply Iberia	NEO - Renewables	Distribution Iberia	Gas Iberia	Energias do Brasil	Other & Adjustments	EDP Group
Electricity Sales	634.6	209.3	63.4	1,228.2	26.5	484.5	(220.7)	2,425.8
Other Sales	9.7	6.3	7.1	1.9	391.7	0.0	(6.0)	410.6
Services Provided	18.7	9.6	1.0	13.7	18.0	4.0	(30.1)	34.9
Operating Revenues	**663.1**	**225.2**	**71.5**	**1,243.7**	**436.2**	**488.5**	**(256.8)**	**2,871.3**
Electricity & Gas	61.6	209.2	0.0	865.4	26.3	228.1	(246.1)	1,144.5
Fuel	221.2	4.6	-	-	6.4	-	7.4	239.6
Materials and goods for resale	7.6	7.6	3.6	5.1	329.8	3.5	(11.8)	345.4
Direct Activity Costs	**290.4**	**221.4**	**3.7**	**870.5**	**362.5**	**231.6**	**(250.5)**	**1,729.5**
Gross Profit	**372.6**	**3.8**	**67.8**	**373.2**	**73.6**	**256.9**	**(6.3)**	**1,141.7**
Gross Profit/Revenues	56.2%	1.7%	94.9%	30.0%	16.9%	52.6%	2.5%	39.8%
Supplies and services	32.3	10.8	7.8	74.7	10.8	32.6	(13.8)	155.3
Personnel costs	29.4	2.7	3.8	55.5	6.2	23.1	23.4	144.1
Costs with social benefits	4.9	0.1	0.0	19.0	0.1	2.2	(2.2)	24.1
Concession fees	1.0	0.0	-	52.0	-	2.0	-	55.0
Other operating costs (or revenues)	(2.6)	(4.7)	1.1	(1.7)	4.0	37.9	24.5	58.5
Operating costs	**65.0**	**8.9**	**12.7**	**199.5**	**21.2**	**97.8**	**31.9**	**436.9**
EBITDA	**307.6**	**(5.1)**	**55.1**	**173.8**	**52.5**	**159.2**	**(38.2)**	**704.8**
EBITDA/Revenues	46.4%	-2.3%	77.1%	14.0%	12.0%	32.6%	14.9%	24.5%
Provisions for risks and contigencies	5.3	(0.6)	-0.1	3.8	0.1	4.7	1.1	14.3
Depreciation and amortisation	80.8	1.8	22.5	90.0	10.1	27.1	22.4	254.6
Comp.of subsidised assets' depreciation	(1.0)	-	(0.1)	(21.6)	(0.7)	(2.0)	(0.1)	(25.4)
EBIT	**222.5**	**(6.3)**	**32.7**	**101.6**	**43.1**	**129.4**	**(60.5)**	**461.4**
EBIT/Revenues	33.6%	-2.8%	45.8%	8.2%	9.9%	26.5%	23.6%	16.1%
Capital gains/(losses)	-	-	5.8	-	-	-	(5.9)	(0.0)
Financial income/(expense)	4.8	(4.1)	(23.2)	(17.9)	5.1	(24.3)	(26.6)	(86.1)
Income/(losses) from group and associated companies	3.4	-	0.8	-	0.9	(0.0)	1.8	6.9
Pre-tax profit	**230.8**	**(10.4)**	**16.2**	**83.7**	**49.1**	**105.1**	**(91.2)**	**382.2**
Income Taxes & Deferred Taxes	57.3	(2.6)	3.7	22.2	5.3	34.4	(14.1)	106.1
Discontinued Activities	-	-	-	-	-	-	-	-
Minority interests	1.8	0.0	3.3	0.3	17.3	3.5	8.4	34.7
Net Profit	**171.7**	**(7.8)**	**9.2**	**61.2**	**26.6**	**67.2**	**(85.5)**	**241.4**

- 25 -

Income Statement by Business Area

1Q2006 (€ m)	Generation Iberia	Supply Iberia	NEO - Renewables	Distribution Iberia	Gas Iberia	Energias do Brasil	Other & Adjustments	EDP Group
Electricity Sales	797.1	278.5	53.1	1,137.1	26.6	446.4	(317.0)	2,421.8
Other Sales	10.3	5.8	8.2	0.9	220.8	0.0	13.7	259.6
Services Provided	(10.8)	17.9	1.8	16.4	18.0	6.2	29.1	78.6
Operating Revenues	**796.7**	**302.2**	**63.0**	**1,154.4**	**265.4**	**452.7**	**(274.2)**	**2,760.1**
Electricity & Gas	75.0	379.5	0.0	803.4	30.3	268.8	(313.6)	1,243.5
Fuel	275.3	-	5.5	0.2	-	-	11.6	292.6
Materials and goods for resale	4.6	8.7	4.6	3.8	193.5	4.3	(7.3)	212.1
Direct Activity Costs	**354.9**	**388.2**	**10.1**	**807.4**	**223.8**	**273.2**	**(309.4)**	**1,748.2**
Gross Profit	**441.8**	**(86.0)**	**52.9**	**346.9**	**41.5**	**179.5**	**35.2**	**1,011.9**
Gross Profit/Revenues	55.5%	-28.5%	84.0%	30.1%	15.7%	39.7%	-12.8%	36.7%
Supplies and services	32.5	7.6	8.4	67.9	9.9	35.5	6.1	167.8
Personnel costs	26.5	2.9	2.5	50.8	5.0	27.1	27.1	141.9
Costs with social benefits	4.1	0.1	0.0	14.9	0.1	0.0	-1.1	18.1
Concession fees	0.9	0.0	0.2	50.9	-	0.9	-	53.0
Other operating costs (or revenues)	22.3	5.9	2.3	(0.7)	2.9	10.0	13.9	56.5
Operating costs	**86.3**	**16.4**	**13.5**	**183.8**	**17.9**	**73.4**	**46.0**	**437.3**
EBITDA	**355.5**	**(102.5)**	**39.4**	**163.2**	**23.7**	**106.1**	**(10.8)**	**574.6**
EBITDA/Revenues	44.6%	-33.9%	62.6%	14.1%	8.9%	23.4%	3.9%	20.8%
Provisions for risks and contigencies	0.2	4.4	(0.0)	-	-	0.9	2.8	8.3
Depreciation and amortisation	77.7	1.9	16.7	89.5	8.4	25.5	31.0	250.8
Comp.of subsidised assets' depreciation	(1.0)	-	(0.1)	(20.9)	(0.6)	(2.2)	0.0	(24.7)
EBIT	**278.6**	**(108.8)**	**22.8**	**94.5**	**15.8**	**81.9**	**(41.9)**	**340.2**
EBIT/Revenues	35.0%	-36.0%	36.2%	8.2%	6.0%	18.1%	15.3%	12.3%
Capital gains/(losses)	-	-	-	0.3	0.0	-	2.4	2.7
Financial income/(expense)	(11.5)	(3.9)	(14.4)	(12.2)	0.5	(20.9)	53.3	(9.1)
Income/(losses) from group and associated companies	3.6	-	1.2	-	0.4	(0.0)	29.7	34.9
Pre-tax profit	**270.7**	**(112.7)**	**9.7**	**82.7**	**16.7**	**60.9**	**43.5**	**368.7**
Income Taxes & Deferred Taxes	75.7	(33.0)	4.9	15.6	5.1	25.4	14.2	107.9
Discontinued Activities	-	-	-	-	-	-	-	-
Minority interests	2.4	-	2.5	0.0	6.6	1.8	10.4	23.7
Net Profit	**192.6**	**(79.7)**	**2.2**	**67.1**	**5.0**	**33.7**	**19.0**	**237.1**

- 26 -

edp

Annex

EDP Iberian installed capacity & electricity generation

Installed Capacity - MW	1Q2007	1Q2006	Δ MW
PORTUGAL	**9,082**	**8,972**	**111**
Conventional Regime	**8,584**	**8,584**	**-0**
Binding Generation	7,164	7,164	-0
Hydroelectric (PES)	4,094	4,095	-0
Thermoelectric (PES)	3,070	3,070	-
Coal			
Sines	1,192	1,192	-
Fuel oil / Natural Gas			
Setúbal	946	946	-
Carregado	710	710	-
Barreiro	56	56	-
Diesel			
Tunes	165	165	-
Non-Binding Generation	1,420	1,420	-
Small-Hydro (NBES)	244	244	-
CCGT			
Ribatejo	1,176	1,176	-
Special Regime	**498**	**387**	**111**
Small-Hydro	66	66	-
Cogeneration	111	111	-
Wind [1]	319	201	118
Biomass	2	9	-7
SPAIN	**3,479**	**3,171**	**308**
Conventional Regime	**2,492**	**2,492**	**-**
Hydroelectric	426	426	-
Thermoelectric	1,910	1,910	-
Coal			
Aboño	878	878	-
Soto de Ribera	645	645	-
CCGT			
Castejón	387	387	-
Nuclear			
Trillo	156	156	-
Special Regime	**987**	**680**	**308**
Small-Hydro	3	3	-
Cogeneration	42	42	-0
Wind [1]	869	561	308
Waste	69	69	-
Biomass	4	4	-

Electricity Generation	1Q2007	1Q2006	Δ GWh
PORTUGAL	**8,384**	**7,430**	**954**
Conventional Regime	**7,927**	**7,052**	**875**
Binding Generation	6,676	5,409	1,267
Hydroelectric (PES)	3,680	2,160	1,520
Thermoelectric (PES)	2,996	3,249	-253
Coal			
Sines	2,402	2,371	31
Fuel oil / Natural Gas			
Setúbal	454	771	-318
Carregado	99	72	27
Barreiro	41	34	7
Diesel			
Tunes	0	0	-0
Non-Binding Generation	1,251	1,643	-392
Small-Hydro (NBES)	148	110	39
CCGT			
Ribatejo	1,103	1,533	-431
Special Regime	**457**	**378**	**79**
Small-Hydro	72	56	16
Cogeneration	195	194	1
Wind [1]	183	121	63
Biomass	7	7	-0
SPAIN	**4,329**	**4,003**	**327**
Conventional Regime	**3,572**	**3,490**	**82**
Hydroelectric	319	324	-6
Thermoelectric	2,920	2,837	83
Coal			
Aboño	1,673	1,658	15
Soto de Ribera	947	981	-34
CCGT			
Castejón	300	198	102
Nuclear			
Trillo	333	329	4
Special Regime	**758**	**513**	**245**
Small-Hydro	n.d.	1	-
Cogeneration	81	61	20
Wind	576	364	212
Waste	97	84	13
Biomass	3	3	1

[1] Installed capacity that contributed to the revenues in the period.

- 28 -

Electricity Distribution and Supply in Portugal

Electricity Distributed (GWh)	1Q2007	1Q2006	Δ 07/06
Energy Delivered to Distribution	**13,089**	**12,987**	**0.8%**
Sales to EDP power plants	(9)	(5)	-91.0%
Own consumption - distribution	(0)	(5)	98.3%
Distribution losses	(1,045)	(848)	-23.3%
Total Electricity Sales [1]	12,034	12,129	-0.8%
Electricity Sales - Regulated Syst.	**10,906**	**9,680**	**12.7%**
VHV (Very high voltage)	394	343	14.9%
HV (High voltage)	1,511	1,345	12.4%
MV (Medium voltage)	2,703	1,581	70.9%
SLV (Special low voltage)	670	546	22.7%
LV (Low voltage)	5,210	5,459	-4.6%
PL (Public lighting)	417	407	2.6%
Electricity Sales - Non-regulated Syst.	**1,128**	**2,448**	**-53.9%**
EDP	426	1,585	-73.1%
Non-EDP	702	864	-18.7%

Electricity Consumers [2]	1Q2007	1Q2006	Δ 07/06
Electricity Sales - Regulated Syst.	**5,947,528**	**5,911,989**	**35,539**
VHV (Very high voltage)	25	13	12
HV (High voltage)	199	162	37
MV (Medium voltage)	19,868	17,451	2,417
SLV (Special low voltage)	25,298	22,710	2,588
LV (Low voltage)	5,854,744	5,825,634	29,110
PL (Public lighting)	47,394	46,019	1,375
Electricity Sales - Non-regulated Syst.	**47,291**	**11,995**	**35,296**
EDP	43,612	7,947	35,665
Non-EDP	3,679	4,048	-369
Total Electricity Consumers	5,994,819	5,923,984	70,835
% Change YoY			1.2%

Electricity Sales (€ m)	1Q2007	1Q2006	Δ 07/06
VHV (Very high voltage)	20.0	16.1	24.4%
HV (High voltage)	84.6	72.5	16.7%
MV (Medium voltage)	236.0	135.5	74.2%
SLV (Special low voltage)	79.3	62.6	26.8%
LV (Low voltage)	714.1	729.8	-2.1%
PL (Public lighting)	32.3	30.9	4.8%
Interruptibility Discounts	-9.3	-9.6	3.1%
Tariff Correction Discounts	-	-	-
2006 Tariff Deficit Recognition	12.3	-	-
Invoiced Sales - Regulated Syst.	**1,169.2**	**1,037.6**	**12.7%**
Invoiced Sales - Non-regulated Syst.	**31.8**	**64.9**	**-51.0%**
Electricity Revenues	1,201.0	1,102.5	8.9%

Regulated Revenues (€ m)	1Q2007	1Q2006	Δ 07/06
Fixed component of the UDGr: HV and MV (€ m)	34.9	34.1	2.2%
Unit revenue for the UDGr: HV and MV (€ / MWh)	5.5	5.6	-1.8%
Electricity delivered to BES/NBES: HV and MV (GWh)	12,063	12,212	-1.2%
Fixed component of the UDGr: LV (€ m)	68.0	66.6	2.2%
Unit revenue for the UDGr: LV (€ / MWh)	13.4	13.6	-1.2%
Electricity delivered to BES/NBES: LV (GWh)	6,548	6,810	-3.9%
UDGr allowed revenues	**257.2**	**261.7**	**-1.7%**
Average assets of the NS activity (net of amortisations)	248.9	246.2	1.1%
Annual Return on average assets of NS activity (%)	8.0	8.0	-
Assets' amortisation of NS activity	10.7	10.9	-1.5%
Annual structural comercial costs of NS activity	20.0	17.8	12.2%
Network Supply allowed revenues	**35.6**	**33.6**	**6.1%**
Average assets of SPS activity (net of amortisations)	18.2	15.9	14.6%
Annual Return on average assets of SPS activity (%)	8.0	8.0	-
Assets' amortisation of SPS activity	0.6	0.5	15.1%
Annual structural comercial costs of SPS activity	21.1	16.8	25.3%
Supply in Public System allowed revenues	**22.0**	**17.6**	**24.8%**
Incentives	-	-	-
t-2 tariff adjust. for UDGr, SPS and NS	**21.0**	**9.2**	**128.8%**
t-1 & t-2 tariff adjust. for Energy Aquisition	**-25.0**	**21.6**	-
HR Restructuring Costs Recovery	**10.3**	**6.0**	**70.3%**
Total Allowed Revenues	321.1	349.7	-8.2%

[1] Figures presented include sales to EDP Group for final consumption
[2] Figures presented include EDP Group companies

- 29 -

EDP Wind Capacity in Europe

Wind Farms in 1Q2007

Installed Capacity

100%

% Held (1)

Consol.

PORTUGAL

332

324

319

Enernova

332

324

319

SPAIN

1,243

854

869

Genesa

734

470

478

Desa

332

279

282

Agrupación Eólica / Ceasa

176

105

109

TOTAL IBERIA

1,575

1,179

1,188

FRANCE

41

41

41

NEO

20

20

20

Agrupación Eólcia

21

21

21

TOTAL EUROPE

1,616

1,219

1,229

(1) MW not adjusted for the fact that Neo has an 80% stake in Genesa and Desa. - 30 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 11, 2007

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer